Exhibit 10.54

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

CAPSS LLC

as Buyer,

POLPAT LLC

as Buyer Parent,

MSG NATIONAL PROPERTIES, LLC

as Seller,

MSG SPORTS & ENTERTAINMENT, LLC

as Seller Parent,

and

MSG FORUM, LLC

as the Company

Dated as of March 24, 2020

i

(continued)

(continued)

(continued)

		Page
Section 11.3	Demand for Initial Payment	65
Section 11.4	Deliveries Upon Close of Escrow	66
Section 11.5	Real Estate Reporting Person	66

(continued)

Exhibits
Exhibit A	Definitions
Exhibit B	Owned Real Property
Exhibit B-1	Legal Description
Exhibit C	Form of Assignment and Assumption Agreement
Exhibits D-1/2	Forms of Non-Foreign Certification
Exhibit E-1	Form of Closing Instructions
Exhibit E-2	Form of City Closing Instructions
Exhibit F-1	Form of Owner’s Affidavit
Exhibit F-2	Non-Imputation Affidavit
Exhibit G	Form of Transition Services Agreement
Exhibit H	Form of Settlement and Release Agreement
Exhibit I-1/2/3	Form of Sponsorship Allocation Agreements
Exhibit J	Form of Development Agreement Guarantor Release
Exhibit K-1	Form of Seller Closing Certificate
Exhibit K-2	Form of Buyer Closing Certificate
Exhibit L-1	Form of Azoff Non-Solicitation Agreement
Exhibit L-2	Form of OVG Non-Solicitation Agreement
Exhibit M	Proforma Owner’s Policy of Title Insurance
Exhibit N	Dual-Control Account Agreement

Schedules
Schedule 1.4	Affiliate Contracts
Schedule 2.5	Litigation
Schedule 3.3	No Conflict; Required Filings and Consents
Schedule 3.4	Selected Financials
Schedule 3.5(b)	Required Permits
Schedule 3.6	Litigation
Schedule 3.7	Labor and Employment; Employee Plans
Schedule 3.8(a)	Contracts Affecting Owned Real Property
Schedule 3.8(b)	Natural Hazard Expert Report
Schedule 3.9	Personal Property Liens
Schedule 3.10	Company Intellectual Property
Schedule 3.11	Booking Calendar
Schedule 3.13	Environmental Matters
Schedule 3.14	Material Contracts
Schedule 3.15	Other Arenas
Schedule 3.16	Affiliate Interests and Transactions
Schedule 3.17	Brokers
Schedule 3.20	Bank Accounts
Schedule 5.1	Conduct Prior to the Closing
Schedule 5.8	Employee Matters
Schedule 5.11	Specified Litigations
Schedule 5.20	Cooperation with Litigation
Schedule 5.21	Photographs and Videos
Schedule 5.22	Certain Agreements

v

(continued)

Page
Schedule 10.25	Buyer Arena Materials
Schedule A	Business Employees

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of March 24, 2020 ( the “Effective Date”), is by and among CAPSS LLC, a Delaware limited liability company (“Buyer”), POLPAT LLC, a Delaware limited liability company (“Buyer Parent”), MSG NATIONAL PROPERTIES, LLC, a Delaware limited liability company (“Seller”), MSG SPORTS & ENTERTAINMENT, LLC, a Delaware limited liability company (“Seller Parent”), and MSG FORUM, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used herein and not otherwise defined have the meaning set forth in Exhibit A; a table of defined terms is also set forth in Exhibit A. Buyer, Buyer Parent, Seller, Seller Parent and the Company are each referred to in this Agreement individually as a “Party” and collectively as the “Parties”.

RECITALS

A. The Company is the owner of the Owned Real Property, commonly known as the LA Forum, located at 3900 West Manchester Boulevard, Inglewood, California, at which it has operated the Business.

B. Seller owns 100% of the membership interests of the Company (the “Membership Interests”), which comprise all of the issued and outstanding equity interests in the Company.

C. Seller wishes to sell, assign, transfer, convey and deliver the Membership Interests to Buyer, and Buyer wishes to purchase the Membership Interests from Seller, all upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements (collectively, the “Transactions”).

D. Buyer is an Affiliate of Buyer Parent and Seller is an Affiliate of Seller Parent. Each of Seller Parent and Buyer Parent will directly benefit from the Transactions.

E. Substantially concurrently with the execution and delivery of this Agreement, (i) the Company, Seller Parent, Murphy’s Bowl and the City have executed and delivered the Tri-Party Agreement, (ii) Seller, Seller Parent, the Company, Buyer and Buyer Parent have executed and delivered the Common Interest Agreement, (iii) Seller Parent, Murphy’s Bowl, Buyer and Buyer Parent have executed and delivered the Non-Disparagement Agreement, (iv) Seller Parent, Murphy’s Bowl, Buyer Parent and Buyer have executed and delivered the City Support Agreement, and (v) Seller, Seller Parent, the Company, Latham, Buyer, and Buyer Parent have executed and delivered the Entitlement Counsel Letter.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale of Membership Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase and receive from Seller, all of the Membership Interests, free and clear of all Liens (other than restrictions on transfer arising under applicable federal and state securities Laws).

Section 1.2 Purchase Price.

(a) In full consideration for the sale, assignment, transfer, conveyance and delivery of the Membership Interests and the covenants and releases set forth in this Agreement and the Ancillary Agreements (including the Settlement and Release Agreement), Buyer will pay or cause to be paid to Seller an amount equal to Four Hundred Million Dollars ($400,000,000) (the “Purchase Price”), as adjusted pursuant to the terms of this Agreement.

(b) The Purchase Price will be paid as follows:

(i) Within two (2) Business Days following the execution and delivery of this Agreement, Buyer will deliver, or cause to be delivered, to the Escrow Agent, by wire transfer in immediately available funds, the amount of Forty Million Dollars ($40,000,000) (the “Initial Payment”). The Initial Payment paid by Buyer and interest accrued on the Initial Payment will be held in accordance with Article XI hereof by the Escrow Agent in an interest-bearing account insured by the U.S. federal government in an institution as directed by Seller and reasonably acceptable to Buyer. The Initial Payment will be refundable to Buyer only if this Agreement is terminated in connection with a Refund Termination Event. THE INITIAL PAYMENT AND ANY INTEREST EARNED THEREON WILL BE NON-REFUNDABLE EXCEPT AS EXPRESSLY PROVIDED OTHERWISE IN THIS AGREEMENT.

(ii) In addition to the payment of the Initial Payment pursuant to Section 1.2(b)(i), within five (5) Business Days following the execution and delivery of this Agreement, Buyer will deliver, or cause to be delivered, to the Dual-Control Account, by wire transfer in immediately available funds, an amount equal to Three Hundred Sixty Million Dollars ($360,000,000) (the “Escrow Amount”). Interest or other amounts accrued on the Escrow Amount will be held in accordance with Article XI. The Escrow Amount, together with any interest or other amounts earned thereon, will be immediately refundable to Buyer in the event this Agreement is terminated by any Party in accordance with the terms of this Agreement. Any interest or other amounts earned on the Escrow Amount will be payable to Buyer in all cases. Notwithstanding anything to the contrary in this Agreement, if for any reason (x) the amount of funds in the Dual-Control Account is less than the full Escrow Amount or (y) some or all of the funds in the Dual-Control Account cannot be transferred to the Escrow Agent as and when required by this Agreement, then in each case Buyer and Buyer Parent will deliver to the Escrow Agent, on or before the date the Escrow Amount is to be delivered to the Escrow Agent, the amount of funds necessary to ensure that the Escrow Agent receives the full Escrow Amount (and in such event shall jointly instruct the Dual-Control Amount Administrator to return all remaining funds in the Dual Control Account to Buyer).

(iii) If the Transactions are consummated as contemplated under this Agreement, at the Closing the Escrow Agent will deliver to Seller (A) the Estimated Closing Purchase Price Amount pursuant to Section 1.2(b)(iv) and (B) fifty percent (50%) of any interest earned on the Initial Payment (and at least two (2) Business Days prior to the Closing Date Buyer and Seller will jointly instruct the Dual-Control Account Administrator to deliver (x) to the Escrow Agent, the Estimated Closing Purchase Price Amount, less the Initial Payment, and (y) to Buyer, any other amounts (after deducting the amounts in the foregoing clause (x)) held by the Dual-Control Account Administrator). If the Transactions are not consummated because of a Refund Termination Event, the Initial Payment (including earnings thereon) will be immediately refunded to Buyer. If the Transactions are not consummated for any reason other than a Refund Termination Event, the Initial Payment (including earnings thereon) will be promptly delivered to Seller by the Escrow Agent by wire transfer in immediately available funds to the account specified in writing by Seller and retained by Seller as provided in Section 10.21(b). If this Agreement is terminated by any Party in accordance with the terms of this Agreement, the Escrow Amount (including earnings thereon) will be immediately refunded to Buyer (and the parties shall promptly and jointly instruct the Dual-Control Amount Administrator accordingly).

(iv) If the Transactions are consummated, then at the Closing, Buyer will direct the Escrow Agent to pay to Seller by wire transfer in immediately available funds to the account specified in writing by Seller (A) an amount equal to (1) the Purchase Price, less (2) the Casualty Credit (if any), plus (3) the Estimated Closing Cash, if any (other than cash retained by the Company pursuant to Section 1.4(b)(iii)), plus or less, as applicable pursuant to Section 1.4 hereof, (4) the Estimated Prorated Items and the Estimated Event Amounts, less (5) any Estimated Indebtedness, in each case as set forth on the Estimated Closing Report, less (6) the Estimated Accrued Vacation Expense, less (7) the Local Pension Plan Adjustment (the Purchase Price, as adjusted pursuant to clauses (2) through (7), the “Estimated Closing Purchase Price Amount”) and (B) fifty percent (50%) of any interest earned on the Initial Payment. The Purchase Price will be subject to further adjustment following the Closing as provided in Section 1.5 and Section 6.1.

Section 1.3 Closing.

(a) The closing of the Transactions (the “Closing”) will take place on the date that is the fifth (5th) Business Day following the date of satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or on such other date as the Company, Seller and Buyer mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date,” and the effective time of the Closing will be 12:00 a.m. Pacific time on the Closing Date. In no event shall the Closing Date occur later than May 29, 2020 or such later date as may be mutually agreed by the Parties in writing (the “Outside Closing Date”), it being understood that if the Closing Date has not occurred by the Outside Closing Date (including any extension pursuant to Section 9.1(c)), then either Buyer or Seller may provide a notice to the other Party terminating this Agreement in accordance with and subject to the conditions in Section 9.1(a)(iv) or Section 9.1(a)(v).

(b) No later than one (1) Business Day following the Effective Date, Buyer will deliver or arrange for the delivery to the Escrow Agent originals of the following documents: (i) counterparts of the Settlement and Release Agreement, duly executed by each of the City Litigants and the Mayor; and (ii) the City’s counterpart signature to the Development Agreement Guarantor Release.

(c) At least two (2) Business Days prior to the date on which the Closing is scheduled to occur, Seller will deliver or cause to be delivered to the Escrow Agent originals of the following documents:

(i) a counterpart of the Assignment and Assumption of Membership Interests, substantially in the form of Exhibit C attached hereto (the “Assignment and Assumption Agreement”), duly executed by Seller;

(ii) certified copies of the certificate of formation and operating agreement of the Company;

(iii) a duly executed certificate of an executive officer of each of Seller and the Company, in the form of Exhibit K-1 attached hereto, certifying the fulfillment of the conditions set forth in Section 7.3(a);

(iv) duly executed certificates of non-foreign status and a California FTB Form 593, in the forms of Exhibit D-1 and D-2 attached hereto, it being understood that notwithstanding anything to the contrary contained herein, if Seller fails to provide Buyer with such certifications, Buyer as its sole remedy will be entitled to withhold the requisite amount from the Purchase Price in accordance with Section 1445 of the Code and the regulations thereunder and applicable state Law with respect to California FTB Form 593 matters;

(v) a counterpart of the Closing Instructions duly executed by Seller or its authorized representative(s) as set forth therein, substantially in the form attached hereto as Exhibit E-1 (the “Closing Instructions”), providing that as of the Closing (and receipt by Seller of the Purchase Price), the Title Insurer will be irrevocably committed to issue an ALTA Extended Coverage Form Policy of Title Insurance (together with all Endorsements and any title curative endorsements required hereunder or as otherwise mutually agreed by Buyer and Seller) with respect to the Owned Real Property in the form of the Proforma attached hereto as Exhibit O (the “Owner’s Title Policy”), with the cost of an ALTA Standard Coverage Form Policy of Title Insurance (together with all Endorsements and any title curative endorsements required hereunder or, as otherwise mutually agreed by Buyer and Seller) being borne by Seller (the “Seller’s Share of TIC”), and the difference between the cost of such ALTA Extended Coverage Form Policy of Title Insurance and the cost of such ALTA Standard Coverage Form Policy of Title Insurance being paid by Buyer (the “Buyer’s Share of TIC”). (Seller’s Share of TIC and Buyer’s Share of TIC, collectively, are the “Title Insurance Costs”);

(vi) certificates, affidavits and evidence of corporate or company authority and other materials reasonably requested by the Title Company as a condition to the issuance of the Owner’s Title Policy duly executed by Seller and/or the Company, as applicable, including, without limitation, an (A) Owner’s Affidavit substantially in the form attached hereto as Exhibit F-1 (the “Owner’s Affidavit”), and (B) a non-imputation affidavit substantially in the form attached hereto as Exhibit F-2 (the “Non-Imputation Affidavit”), in each case duly executed by Seller in order to allow the Title Insurer to issue the Owner’s Title Policy;

(vii) a counterpart of the Transition Services Agreement, substantially in the form of Exhibit G attached hereto (the “Transition Services Agreement”), duly executed by the Provider (as defined in the Transition Services Agreement);

(viii) a counterpart of the confidential settlement and release agreement, substantially in the form of Exhibit H attached hereto (the “Settlement and Release Agreement”), duly executed by the Company, Seller Parent, Irving Azoff and IRATE;

(ix) a counterpart of each of the Sponsorship Allocation Agreements, substantially in the form of Exhibits I-1, I-2 and I-3 attached hereto (the “Sponsorship Allocation Agreements”), in each case duly executed by MSG (as defined in the Sponsorship Allocation Agreements);

(x) a duly executed IRS Form W-9 in respect of Seller or its applicable regarded parent;

(xi) counterparts of the Azoff Non-Solicitation Agreement signed by Irving Azoff and The Azoff Company LLC;

(xii) a counterpart of the OVG Non-Solicitation Agreement signed by Oak View Group, LLC; and

(xiii) counterparts of the Development Agreement Guarantor Release signed by the Company and MSG Holdings (provided, that delivery in recordable form shall not be required for the purposes of this Section 1.3(c)(xiii) and the Parties shall use their commercially reasonable efforts to deliver any required documentation in recordable form as soon as practicable following the Closing).

(d) At least two (2) Business Days prior to the date on which the Closing is scheduled to occur, Buyer will deliver or cause to be delivered to the Escrow Agent originals of the following documents:

(i) a counterpart of the Assignment and Assumption Agreement, duly executed by Buyer;

(ii) a counterpart of the Closing Instructions, duly executed by Buyer or its authorized representative(s) as set forth therein;

(iii) a counterpart of the Transition Services Agreement, duly executed by the Company;

(iv) counterparts of each of the Sponsorship Allocation Agreements, in each case duly executed by the Company;

(v) a counterpart of the Settlement and Release Agreement, duly executed by Buyer, Buyer Parent and Murphy’s Bowl;

(vi) a counterpart of the Azoff Non-Solicitation Agreement, duly executed by Buyer and the Company;

(vii) a counterpart of the OVG Non-Solicitation Agreement, duly executed by Buyer and the Company;

(viii) customary resolutions appointing officers of the Company effective as of the Closing and authorizing such officers to execute and deliver, on behalf of the Company, the Transaction Documents contemplated by this Section 1.3(d) to be executed and delivered by the Company;

(ix) a California FTB Form 593, in the form of Exhibit D-2 attached hereto;

(x) a duly executed certificate of an executive officer of Buyer, in the form of Exhibit K-2 attached hereto, certifying the fulfillment of the conditions set forth in Section 7.2(a); and

(xi) a counterpart of the Development Agreement Guarantor Release signed by Buyer Parent (provided, that delivery in recordable form shall not be required for the purposes of this Section 1.3(d)(xi) and the Parties shall use their commercially reasonable efforts to deliver any required documentation in recordable form as soon as practicable following the Closing).

(e) At least one (1) Business Day prior to the date on which the Closing is scheduled to occur, Seller will deliver or cause to be delivered to the Escrow Agent an amount equal to the sum of (i) 50% of the closing fee charged by the Escrow Agent, and (ii) Seller’s Share of TIC.

(f) At least one (1) Business Day prior to the date on which the Closing is scheduled to occur, Buyer will deliver or cause its Affiliates to deliver, to the Escrow Agent, an amount equal to the sum of (i) the amount, if any, by which the Estimated Closing Purchase Price Amount (as set forth in the Estimated Closing Report) exceeds the sum of (x) the Initial Payment and (y) the Escrow Amount (such excess amount, the “Shortfall Amount”), (ii) 50% of the closing fee charged by the Escrow Agent, and (iii) Buyer’s Share of TIC.

Section 1.4 Prorations; Purchase Price Adjustment.

(a) At least two (2) Business Days prior to the date on which the Closing is scheduled to occur, Seller will provide to Buyer and the Escrow Agent a report (the “Estimated Closing Report”), including pertinent supporting schedules, calculations and documentation, containing (x) Seller’s good faith estimates of (i) the Closing Cash (the “Estimated Closing Cash”), including any portion thereof that is being retained pursuant to Section 1.4(b)(iii), (ii) the Prorated Items as of the Closing (the “Estimated Prorated Items”), (iii) the Event Amounts as of Closing (the “Estimated Event Amounts”), (iv) the amount of any Indebtedness of the Company as of immediately prior to the Closing that will remain outstanding following the Closing (the “Estimated Indebtedness”), (v) the Casualty Credit (if any), (vi) the Local Pension Plan Adjustment, and (vii) an amount equal to 50% of the aggregate amount of all accrued vacation obligations in respect of the Business Employees as of the Closing (such fifty percent (50%) the “Estimated Accrued Vacation Expense”), and (y) Seller’s calculation of the Estimated Closing Purchase Price Amount based on the foregoing estimated items.

(b) The Purchase Price will be increased or decreased, as applicable, by the following items and in the following manner (collectively, the “Prorated Items”):

(i) Operating expenses and any other prepaid expenses, such as, but not limited to, utility service charges for electricity, heat and air conditioning service, water and other utilities, will be prorated between Buyer and Seller based upon the actual days of their respective ownership of the Membership Interests utilizing the actual expenses or reasonable estimates; provided that deferred tax liabilities and Indebtedness shall not be included.

(ii) All real estate taxes and personal property taxes, installments of special assessments and other governmental Taxes and charges levied or assessed against the assets owned by the Company will be prorated at the Closing between Seller and Buyer based upon the actual days of ownership of the Membership Interests by the parties for the current tax year. Seller will be charged with all Taxes (including, for the avoidance of doubt, parking and ticket Taxes) up to, but not including, the Closing Date. Seller will be responsible for the payment of any parking and ticket Taxes, and real estate and personal property taxes (and any related interest or penalties) that are deemed delinquent before the Closing Date. If Seller does not have the most recent tax bill(s) as of the Closing Date, Buyer and Seller will estimate the proration of the real estate taxes based upon an amount equal to 105% of the real estate taxes due and payable in the tax year immediately prior to the tax year in which the Closing occurs. Seller and Buyer agree to re-prorate said real estate taxes (using the same methodology) upon Seller’s or Buyer’s receipt of the actual tax bill for the tax year in question, if any.

(iii) Prepaid assets and deferred revenue (including any prepaid advertising or sponsorship fees) shall be prorated between Buyer and Seller based on (A) their actual days of respective ownership of the Company during the contract term for each such prepaid asset or deferred revenue amounts (if such amounts are not tied to specific events) or (B) the timing of the actual events to which each such prepaid asset or deferred revenue amounts relate, as applicable, and to the extent that any such amounts relate to post-Closing periods or events, Seller shall either leave cash in the Company’s accounts in an amount equal thereto or shall include such amounts among the Prorated Items as a reduction of the Purchase Price; provided, however, any amounts adjusted pursuant to Section 1.4(c) shall not be adjusted pursuant to this Section 1.4(b)(iii);

(iv) Except to the extent otherwise expressly provided in the Transition Services Agreement, the Sponsorship Allocation Agreements or on Schedule 1.4, all property management and other agreements between the Company, on the one hand, and any Affiliates of the Company, on the other hand (whether express or implied, written or oral), will be terminated as of the Closing Date and there will be no proration with respect to these items, with any expense attributable thereto being for Seller’s account.

(v) Seller will be charged for 50% of the escrow fees charged by the Escrow Agent, 100% of Seller’s Share of TIC and 100% of the Transfer Taxes, if any, when due.

(vi) Buyer will be charged for 50% of the escrow fees charged by the Escrow Agent and 100% of Buyer’s Share of TIC.

(c) The Purchase Price will be increased or decreased, as applicable, by the following items and in the following manner (collectively, the “Event Amounts”): (i) all Event Revenues related to Pre-Closing Events (“Pre-Closing Event Revenues”), regardless of when received or credited, will be for the benefit of Seller, and the Purchase Price will be increased by the amount of all Pre-Closing Event Revenues received by or credited to Buyer; (ii) all Event Revenues related to Post-Closing Events (“Post-Closing Event Revenues”), regardless of when credited or received, will be for the benefit of Buyer, and the Purchase Price will be decreased by the amount of all Post-Closing Event Revenues received by or credited to Seller; (iii) all out-of-pocket costs and expenses, including cash advances, incurred or paid by Seller prior to the Closing and related to Post-Closing Events (“Seller Post-Closing Event Costs”) will be for the account of Buyer, and the Purchase Price will be increased by the amount of all Seller Post-Closing Event Costs; and (iv) all out-of-pocket costs and expenses, including cash settlements, incurred or paid by Buyer or the Company following the Closing and related to Pre-Closing Events (“Buyer Post-Closing Event Costs”) will be for the account of Seller, and the Purchase Price will either be decreased by the amount of all Buyer Post-Closing Event Costs (to the extent known and included by Buyer in the Post-Closing Report) or invoiced by Buyer to Seller and reimbursed by Seller within 30 days following Seller’s receipt of such invoice.

(d) All cash and cash equivalents of the Company as of immediately prior to the Closing (after giving effect to any distributions actually made pursuant to Section 5.15) (“Closing Cash”) shall be for the account of Seller, and the Purchase Price will be increased by the amount of all Closing Cash, net of any outstanding checks and restricted cash amounts, and provided that the Purchase Price will not be increased in respect of any cash of the Company that is retained by the Company pursuant to Section 1.4(b)(iii), which amount will be specified by Seller in the Estimated Closing Report and will be for the account of Buyer.

Section 1.5 Post-Closing True Up.

(a) No later than ninety (90) days after the Closing Date, Buyer will provide to Seller a report (the “Post-Closing Report”), including pertinent supporting schedules, calculations and documentation, containing (x) Buyer’s good faith calculations of (i) the actual amount of Closing Cash (the “Final Closing Cash”), including amounts retained pursuant to Section 1.4(b)(iii), (ii) the actual amounts of the Prorated Items as of the Closing (the “Final Prorated Items”), (iii) the Event Amounts (the “Final Event Amounts”), (iv) the amount of any Indebtedness of the Company as of immediately prior to the Closing that remained outstanding following the Closing (the “Final Indebtedness”), (v) the Casualty Credit (if any), (vi) the Local Pension Plan Adjustment, and (vii) an amount equal to 50% of the aggregate amount of all accrued vacation obligations in respect of the Business Employees as of the Closing (such fifty percent (50%) the “Final Accrued Vacation Expense”), and (y) Buyer’s calculation of the Final Closing Purchase Price Amount based on the foregoing items. Calculations set forth on the Post-Closing Report will be done using the same methodology, practices and principles used by Seller in making the calculations set forth on the Estimated Closing Report. If Buyer fails to deliver the Post-Closing Report within such ninety (90) day period, Seller will deliver its good faith calculation (including all components thereof) of the Final Closing Cash, including amounts retained pursuant to Section 1.4(b)(iii), Final Prorated Items, Final Event Amounts, Final Indebtedness, Final Accrued Vacation Expense and the resulting calculation of the Final Closing Purchase Price Amount based on the foregoing items, in which event Buyer will have the same rights to review and object to such calculations under this Section 1.5 as Seller would have had upon Buyer’s preparation of such calculations. In connection with Seller’s review of the Post-Closing Report, Buyer will cooperate in good faith with Seller and its Representatives, including by providing on a timely basis all information reasonably necessary in the determination of the Final Closing Cash, the Final Prorated Items, the Final Event Amounts, the Final Indebtedness and the Final Accrued Vacation Expense and other information reasonably requested by Seller in connection therewith.

(b) If Seller disagrees with the calculations set forth in the Post-Closing Report delivered by Buyer pursuant to Section 1.5(a), Seller may, within sixty (60) days after receipt of the Post-Closing Report, deliver a written notice to Buyer (a “Dispute Notice”) specifying in reasonable detail each item or amount that Seller disputes (the “Disputed Items”), the amount in dispute for each Disputed Item and the reasons supporting Seller’s positions. If within thirty (30) days following the delivery by Seller of the Dispute Notice, Buyer and Seller conferring in good faith are unable to agree upon the Disputed Items or amounts in order to determine the amount of the Final Closing Cash, the Final Prorated Items, the Final Event Amounts, the Final Indebtedness and the Final Accrued Vacation Expense, then on or prior to the forty-fifth (45th) day following delivery of the Dispute Notice, Buyer and Seller will each submit their respective determinations as to the unresolved Disputed Items (the “Unresolved Items”) to Grant Thornton LLP or, if Grant Thornton LLP is unwilling or unable to serve in such capacity, such other nationally recognized firm of independent certified public accountants mutually agreeable to Seller and Buyer that has not provided services to any Party or their respective Affiliates in the preceding two (2) years (the “Auditor”) (provided that, if Buyer and Seller are unable to agree upon such a firm on or prior to such forty-fifth (45th) day, then Buyer and Seller will each select an independent accounting firm meeting the requirements set forth above, and the two independent accounting firms will be instructed to jointly select the Auditor).

Each of Buyer and Seller will also submit to the Auditor all information forming the basis of its determination of the Unresolved Items and such other information as may be reasonably requested by the Auditor, and each of Buyer and Seller will be afforded an opportunity to discuss the Unresolved Items with the Auditor at such hearing as the Auditor will request or permit; provided that (x) each of Buyer and Seller will provide the other with a copy of all materials provided to, and communication with, the Auditor and (y) none of Buyer, Buyer Parent, Seller or Seller Parent (or any of their respective Affiliates or Representatives) will engage in any ex parte communication with the Auditor at any time with respect to the Unresolved Items. Buyer and Seller will instruct the Auditor to deliver to Buyer and Seller as promptly as practicable (and in any case no later than thirty (30) days after its engagement), a written report setting forth the Auditor’s determinations and calculations of the Unresolved Items. The Auditor will (i) act as an arbitrator to determine, based solely on the presentations to by Buyer and Seller and not by independent review, only the Unresolved Items, (ii) make a determination with respect to the Unresolved Items only and in a manner consistent with Section 1.4 and this Section 1.5(b), (iii) use the definitions set forth in this Agreement with no consideration given to any modification of such definitions, (iv) be limited to those adjustments, if any, required to be made for the Post-Closing Report to comply with the provisions of this Agreement, and (v) make a determination of each of the Unresolved Items within the range of Buyer’s and Seller’s disagreement as to such Unresolved Item. Such determination of the Auditor will be final, binding and conclusive upon the Parties (absent fraud or manifest error) and Buyer will promptly revise the Post-Closing Report to reflect such determination upon receipt of such decision. The fees, costs and expenses of the Auditor will be borne pro rata as between Buyer, on the one hand, and Seller, on the other hand, based on the proportionate deviation of the respective adjustment amounts for the Unresolved Items proposed by Buyer and Seller, as set forth in the Post-Closing Report (in the case of Buyer) and the Dispute Notice (in the case of Seller), from the determination of the final adjustment amounts made by the Auditor. The date on which the Final Closing Cash, the Final Prorated Items and the Final Event Amounts are finally determined in accordance with this Section 1.5 is referred to as the “Determination Date.”

(c) The “Purchase Price Adjustment Amount” means an amount equal to (i) the Final Closing Purchase Price Amount (as finally agreed upon or determined pursuant to this Section 1.5) less (ii) the Estimated Closing Purchase Price Amount. If the Purchase Price Adjustment Amount is a positive amount, then promptly, and in any event within five (5) Business Days following the Determination Date, Buyer will pay to Seller an amount in cash equal to the Purchase Price Adjustment Amount. If the Purchase Price Adjustment Amount is a negative amount, then promptly, and in any event within five (5) Business Days following the Determination Date, Seller will pay to Buyer an amount in cash equal to the absolute value of the Purchase Price Adjustment Amount.

(d) The adjustments under this Section 1.5 will be deemed adjustments to the Purchase Price.

(e) Notwithstanding the foregoing, any post-Closing adjustment in respect of the Local Pension Plan Adjustment will be determined in accordance with the procedures set forth in the definition thereof.

Section 1.6 Title.

(a) Buyer is in possession of that certain proforma Owner’s Policy of Title Insurance, Order No. NCS-1000364-LA2, issued by the Title Insurer for the benefit of Forum Entertainment LLC, as named insured (under which name MSG Forum, LLC will be known following the Closing in accordance with Section 5.18), and CAPSS LLC, as additional insured, attached hereto as Exhibit M (the “Proforma”), and Buyer has approved all items shown on the Proforma.

(b) If additional exceptions, other than any exceptions that constitute Permitted Exceptions, to title to the Owned Real Property are first identified by the Title Insurer after the Effective Date but prior to the Closing Date, then Buyer will have until the day which is seven (7) Business Days following Buyer’s receipt of an amended or supplemental preliminary title report (the “Proforma Supplement”) to disapprove any new exception(s) (such exceptions, “Disapproved Exceptions”) shown on the Proforma Supplement by providing written notice to Seller of such disapproval of such new exceptions or indicating whether any of the new exceptions can become approved exceptions through the issuance of endorsements by the Title Insurer (and specifying the endorsements Buyer requests). Buyer’s failure to provide such notice on or before such date will constitute Buyer’s acceptance of the condition of title as shown on the Proforma Supplement. Within five (5) Business Days following Seller’s receipt of Buyer’s notice of such disapproval, Seller will notify Buyer in writing with respect to each new Disapproved Exception that (i) Seller or the Company has removed such Disapproved Exception(s) from title, or (ii) Seller and the Company are covenanting to do so as of or before the Closing (including by obtaining affirmative title insurance over an exception through the endorsements to the Proforma, proposed by Buyer (or as otherwise mutually agreed by Seller and Buyer). Notwithstanding the foregoing, Seller or the Company will in any event be required to discharge and remove any and all liens affecting the Owned Real Property which secure an obligation to pay money (other than the liens securing the City Development Loan, liens created by Buyer or its Representatives, non-delinquent installments of real estate taxes, assessments and similar government charges, and utility charges not due and payable as of the Closing Date (subject to apportionment at the Closing), all of which will constitute Permitted Exceptions). If Seller fails to remove any Disapproved Exception(s) from title as required by this Section 1.6, including by obtaining affirmative title insurance over an exception through the endorsements proposed by Buyer (or as otherwise mutually agreed by Seller and Buyer), Buyer will have the option to terminate this Agreement (in which case the Initial Payment (including earnings thereon) will be returned to Buyer), or to waive its objection to the Disapproved Exception in question and proceed to Closing, in which case Seller and the Company will have no obligation to remove the Disapproved Exception(s) from title and such disclosed matters will be deemed to be Permitted Exceptions.

(c) Buyer may order, at its cost, title endorsements; provided that, and notwithstanding any other provision of this Agreement, issuance or receipt of such endorsements (other than the Endorsements or any curative endorsements that Seller has agreed to provide pursuant to the Proforma, or to cure a Disapproved Exception to the Proforma Supplement) will not be a condition to Closing. Buyer will bear the cost of any ALTA Survey.

ARTICLE II

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND SELLER PARENT

Except as set forth in the corresponding Schedules attached hereto, which exceptions or disclosures set forth therein will be deemed to be a part of the representations and warranties made under this Agreement, Seller hereby represents and warrants to Buyer as follows:

Section 2.1 Organization. Each of Seller and Seller Parent is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has full power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 2.2 Authority. Each of Seller and Seller Parent has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Seller and Seller Parent of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by each of Seller and Seller Parent of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Seller or Seller Parent will be a party will have been, duly and validly executed and delivered by Seller or Seller Parent (as applicable). This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Seller or Seller Parent will be a party will constitute, the legal, valid and binding obligations of Seller or Seller Parent (as applicable), enforceable against Seller or Seller Parent (as applicable), in accordance with their respective terms (except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, general principles of equity and other principles relating to or limiting the right of contracting parties generally). Seller and Seller Parent have each obtained all necessary corporate and other approvals required in connection with the Transactions.

Section 2.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of Seller and Seller Parent of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the organizational documents of Seller or Seller Parent;

(ii) conflict with or violate any Law applicable to Seller or Seller Parent; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other material Contract to which Seller or Seller Parent is a party.

(b) Neither Seller nor Seller Parent is required to file, seek or obtain any material notice, authorization, approval, order or consent of or with any Governmental Authority in order for Seller or Seller Parent to execute, deliver and perform this Agreement and each of the Ancillary Agreements to which it will be party or to consummate the transactions contemplated hereby or thereby, other than (x) for the applicable requirements of the HSR Act and (y) approval of the Settlement and Release Agreement and the Tri-Party Agreement.

Section 2.4 Ownership. Seller is the lawful record and beneficial owner of all of the Membership Interests, free and clear of all Liens (other than restrictions on transfer arising under applicable federal and state securities Laws). Upon consummation of the Closing, Buyer shall own all of the Membership Interests free and clear of all Liens (other than restrictions on transfer arising under applicable federal and state securities Laws and other than Liens arising as a result of actions taken by Buyer or any of its Affiliates). The Membership Interests comprise all of the issued and outstanding equity interests in the Company and there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership or other equity interests in the Company. Seller has the sole right to vote or direct the voting of the Membership Interests, at its discretion, on any matter submitted to a vote of the members of the Company. There are no voting trusts, voting agreements, proxies, shareholder agreements or other arrangements relating to the Membership Interests, and there are no options, warrants, purchase rights or other contracts or commitments (other than this Agreement and the Ancillary Agreements) obligating Seller to sell, transfer, pledge or otherwise dispose of the Membership Interests.

Section 2.5 Litigation. There are no Actions pending or, to the knowledge of Seller, threatened, against or affecting Seller, Seller Parent or any of their respective businesses or assets, that could have a Material Adverse Effect on Seller, Seller Parent or their respective ability to consummate the Transactions. Seller has not received written notice of any Action seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no outstanding order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of Seller, pending or threatened investigation by, any Governmental Authority relating to the Transactions.

Section 2.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Except as set forth in the corresponding Schedules attached hereto, which exceptions or disclosures set forth therein will be deemed to be part of the representations and warranties made under this Agreement, the Company hereby represents and warrants to Buyer as follows:

Section 3.1 Organization and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full limited liability company power and authority to own, operate, and lease its assets and to carry on the Business as now conducted. The Company is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the ownership or operation of its assets or the conduct of the Business makes such qualification or licensing necessary. The Company does not, directly or indirectly, own any stock, membership interest, partnership interest, or other equity interest in any Person.

Section 3.2 Authority. The Company has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Company will be a party will have been, duly executed and delivered by the Company. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Company will be a party will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms (except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, general principles of equity and other principles relating to or limiting the right of contracting parties generally). The Company has obtained all necessary corporate and other approvals required in connection with the Transactions.

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated hereby and thereby by the Company, do not and will not:

(i) conflict with or violate the certificate of formation or operating agreement or equivalent organizational documents of the Company;

(ii) conflict with or violate any Law applicable to the Company or by which the Company may be bound or affected; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company under, or result in the creation of any Lien (other than Permitted Liens or Permitted Exceptions) on any of the material assets of the Company pursuant to, any Material Contract.

(b) The Company is not required to file, seek or obtain any material notice, authorization, approval, order or consent of or with any Governmental Authority in order for the

Company to execute, deliver and perform this Agreement and each of the Ancillary Agreements to which it will be a party or to consummate the transactions contemplated hereby or thereby, other than (x) for the applicable requirements of the HSR Act and (y) approval of the Settlement and Release Agreement and the Tri-Party Agreement.

Section 3.4 Selected Financials.

(a) Schedule 3.4 sets forth the following selected financial information for (i) the fiscal year ended June 30, 2018, (ii) the fiscal year ended June 30, 2019 and (iii) the period from July 1, 2019 to December 31, 2019 (collectively, the “Selected Financials”): (x) revenues and expenses for the following line-items: Concerts, Family Attractions, Special Events, Sports Properties, Sponsorship and Premium Seating; (y) general and administrative expenses; and (z) venue operations expenses. The general and administrative expenses and venue operations expenses exclude the items set forth as exclusions in Schedule 3.4. The Selected Financials have each been prepared in accordance with GAAP (except for the absence of footnotes) and are consistent with the revenues and expenses incorporated into the public financial reporting of The Madison Square Garden Company. The Company does not have any Indebtedness or any other liabilities that would be required to be reflected on a balance sheet in accordance with GAAP other than those that are (i) reflected in the Selected Financials or on Schedule 3.4, or (ii) incurred in the ordinary course of business and that are not greater than $250,000 individually or $2,000,000 in the aggregate.

(b) The Madison Square Garden Company maintains accurate books and records with respect to the Company reflecting the Company’s assets and liabilities, and The Madison Square Garden Company maintains adequate internal accounting controls that provide assurance in all material respects that (i) transactions with respect to the Company are executed in accordance with the revenues and expenses incorporated into public financial reporting of The Madison Square Garden Company, (ii) transactions with respect to the Company are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and (iii) the Company maintains no off-the-books accounts.

Section 3.5 Compliance with Law: Permits.

(a) The Company is in compliance in all material respects with all applicable Laws with respect to the Business, and the Company has not received any written notice from any Governmental Authority of a violation or alleged violation by the Company of such applicable Law in the past three years.

(b) Schedule 3.5(b) sets forth a true and complete list of all material Permits necessary as of the Effective Date for the Company to operate and carry on the Business in all material respects as currently conducted (the “Required Permits”), including the names of such Required Permits and their respective date of issuance and expiration (if applicable). The Company currently has all Required Permits. To the knowledge of the Company, the Company is not in default or violation of any material term, condition, or provision of any Require Permit and, to the knowledge of the Company, no suspension, cancellation, modification, revocation or nonrenewal of any Required Permit is pending or threatened.

(c) In the five (5) years prior to the date of this Agreement, the Company has not, and, to the knowledge of the Company, no Representative acting on behalf of the Company has, (i) offered, made, paid or received any unlawful bribes, kickbacks or other similar payments to or from any person (including any customer or supplier) or Governmental Authority, (ii) made or paid any contribution, directly or indirectly, to a domestic or foreign political party or candidate, or (iii) paid or promised to pay money or anything of value to a foreign official in order to influence any act or decision of the foreign official or to obtain any other improper advantage in order to obtain or retain business, in each case ((i) through (iii)), in material violation of the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 7833-1, et seq.) or any other applicable anti-corruption Law.

Section 3.6 Litigation. As of the Effective Date: (a) there are no material Actions pending or, to the knowledge of the Company, threatened, which involve the Company, the Business, or any other of the Company’s business or assets; (b) the Company has not received written notice of any Action seeking to prevent, hinder, modify, delay or challenge the Transactions; (c) there is no outstanding order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of the Company, pending or threatened investigation by, any federal or state level Governmental Authority against the Company or relating to the Transactions; and (d) there is no real estate tax protest or similar tax abatement proceeding pending with respect to the Owned Real Property.

Section 3.7 Labor and Employment; Employee Plans.

(a) The Company is not a party to any collective bargaining, labor union or similar labor-related Contract, and no labor organization has been certified or recognized as the current representation of any employee of the Company. In the two (2) years prior to the Effective Date, the Company has not effectuated (i) a “plant closing” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Company. The Company is not the subject of any pending or, to the knowledge of the Company, threatened litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it to bargain with any labor organization or other employee representative as to wages or conditions of employment.

(b) Schedule 3.7(b) separately sets forth all of the corporate administrative Business Employees, including for each such Business Employee: name, job title, hire date, full- or part-time status, Fair Labor Standards Act designation, work location (identified by street address), current compensation paid or payable, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees, which benefits are set forth on Schedule 3.7(i)), bonuses, incentives, or current commissions, employing entity, and to the extent sponsored by the Company, visa and Green Card application status. To the knowledge of the Company, no Business Employee is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such employee’s duties to the Company. No Business Employee has provided written notice to the Company of his or her intent to terminate his or her employment as of the date hereof, and, as of the date hereof, to the Company’s knowledge, no Business Employee intends to terminate his or her employment with the Company before Closing.

(c) The Company has no “leased employees” within the meaning of Code Section 414(n).

(d) The Company has paid all salaries, bonuses, commissions, retention payments, severance payments, and other wages due to be paid to Business Employees through the Effective Date.

(e) During the three (3) years prior to the Effective Date, there have not been any wage and hour, discrimination, disability accommodation, or other employment claims or charges by any employee or prospective employee of the Company, nor, to the Company’s knowledge, are there any such claims or charges currently threatened by any Business Employee. To the Company’s knowledge, there are no governmental investigations open with or under consideration by the United States Department of Labor (“DOL”), Equal Employment Opportunity Commission, or any other federal or state governmental body charged with administering or enforcing employment related laws.

(f) The Company and its Affiliates are not a party to, or otherwise bound by, any employment agreement with any Business Employee which would modify or nullify the at-will nature of such individual’s employment.

(g) All of the Business Employees are employed in the United States and are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws, and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. Each individual who renders services to the Company is properly classified as having the status of an employee or independent contractor or other non-employee status.

(h) The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to or affecting any employee of the Company or its employment practices.

(i) Schedule 3.7(i) sets forth a list of all Employee Plans, including, without limitation, any Employee Plan intended to be qualified under Code Section 401(a) that is a cash or deferred arrangement intended to qualify under Code Section 401(k) (each, a “401(k) Plan”). The Company does not sponsor or maintain any Employee Plan. For the avoidance of doubt, the term “Employee Plans” includes plans, programs, policies, and arrangements sponsored or maintained by a third-party professional employer organization (or other organization) in which the current or former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries of the Company participate or are eligible to participate. No Employee Plan is subject to any laws other than those of the United States or any state, county, or municipality in the United States. Each Employee Plan, including any 401(k) Plan, has been administered in compliance with its terms and applicable Laws, including ERISA and the Code. All contributions, premiums or other payments required to be made by the Company, Seller or any of their respective Subsidiaries or parent companies prior to the Effective Date with respect to each 401(k) Plan have been timely made or accrued. Following the Closing Date, and except with respect to the Local 33 Pension Plan, none of the Company, Buyer, Buyer Parent or any of their respective Affiliates will have any liability with respect to an Employee Plan that is (i) a defined benefit plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA, or (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code or Title IV of ERISA. To the knowledge of the Company, there are no audits, inquiries or proceedings pending or threatened by the Internal Revenue Service, Department of Labor or other Governmental Authority with respect to any 401(k) Plan. Neither the execution of this Agreement nor the consummation of the Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will result in the forgiveness of indebtedness, accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit under any Employee Plan.

(j) There are no pending, or to the Company’s knowledge, threatened claims or disputes under the terms of, or in connection with, the Employee Plans other than claims for benefits in the ordinary course or claims that are not expected to result in any material liability to the Company, and, to the knowledge of the Company, no action, proceeding, prosecution, inquiry, hearing or investigation or audit has been commenced with respect to any Employee Plan.

(k) The Company has not engaged in any prohibited transaction for which there is not an exemption, within the meaning of Section 4975 of the Code or Section 406 of ERISA, with respect to any Employee Plan and no prohibited transaction has occurred with respect to any Employee Plan that would be reasonably expected to result in any material liability or excise Tax under ERISA or the Code. Neither the Company nor, to the Company’s knowledge, any employee of the Company, has breached his or her fiduciary duty with respect to an Employee Plan in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Employee Plan. To the Company’s knowledge, no fiduciary, within the meaning of Section 3(21) of ERISA, who is not the Company, has breached his or her fiduciary duty with respect to an Employee Plan or, to the knowledge of the Company, otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Employee Plan that would reasonably be expected to result in any material liability or excise Tax under ERISA or the Code being imposed on the Company.

(l) The Company does not have any liability or obligation to provide postretirement health, medical or life insurance benefits to any Company employees or former employees, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation Laws and for which the covered individual pays the full cost of coverage.

(m) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit pursuant to an Employee Plan to any employee, officer or director of the Company, including any (a) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust), (b) limitation on the right of the Company or a Plan Sponsor to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust, (c) acceleration of the time of payment or vesting of any such payment, right, compensation or benefit, or (d) entitlement by any recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes that would reasonably be expected to be owed with respect to such payment or benefit. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Employee Plan provides for the gross up or reimbursement of Taxes under Code Section 4999 or 409A, or otherwise.

(n) With respect to the Local 33 Pension Plan: (i) neither the Company nor any of its ERISA Affiliates has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, with respect to the Local 33 Pension Plan that has triggered the imposition of withdrawal liability; (ii) the Company has not received notice that the Local 33 Pension Plan is or will go into “reorganization” or is “insolvent” as those terms are defined under ERISA; (iii) the Company has not received written notice that the Local 33 Pension Plan is in “endangered” or “critical” status as those terms are defined under ERISA; and (iv) all contributions required to be made by the Company or any of its ERISA Affiliates to the Local 33 Pension Plan have been timely made.

Section 3.8 Real Property.

(a) The Company has good and marketable fee simple title to the Owned Real Property, which such title will be free and clear of all Liens (except Permitted Exceptions) at the Closing. As of the Effective Date there are no leases, subleases, rental agreements, license agreements, booking agreements or other occupancy or right to use agreements affecting any part of the Owned Real Property for any events, concerts, conferences, community meetings or other events of general assembly which could bind the Company, Buyer or the Owned Real Property after the Closing. The Building and all other Improvements comply in all material respects with applicable Laws, and are in working condition and repair, normal wear and tear, normal maintenance and normal warranty and customer services matters excepted.

(b) The Company acknowledges that it may be required to disclose whether any portion of the Owned Real Property lies within any of the following natural hazard areas or zones: (i) a special flood hazard area designated by the Federal Emergency Management Agency; (ii) an area of potential flooding; (iii) a very high fire hazard severity zone; (iv) a wild land area that may contain substantial forest fire risks and hazards; (v) an earthquake fault or special studies zone; or (vi) a seismic hazard zone. Buyer acknowledges that the Company has employed the services of First American Professional Real Estate Services, Inc. (the “Natural Hazard Expert”) to examine the maps and other information specifically made available to the public by government agencies, and the written report of the Natural Hazard Expert dated February 10, 2020 (the “Natural Hazard Expert Report”) was provided to Buyer and is included in Schedule 3.8(b). The Natural Hazard Expert Report fully and completely discharges Seller and the Company from any disclosure obligations referred to in this Agreement, and, for the purposes of this Agreement, the provisions of Civil Code Section 1103.4 regarding the non-liability of Seller and the Company for errors and/or omissions not within its personal knowledge will be deemed to apply, and the Natural Hazard Expert will be deemed to be an expert dealing with matters within the scope of its expertise with respect to the examination and written report regarding the natural hazards referred to above.

(c) The Company is not party to any Contract of sale of, and has not granted any options or rights of first refusal to acquire, any interest in any Owned Real Property, other than to Buyer pursuant to this Agreement.

(d) The Building and all other Improvements are sufficient in all material respects for the operation of the Business. There are no ongoing capital improvement projects at the Owned Real Property. As of the Effective Date, no damage, destruction or other casualty has occurred with respect to the Owned Real Property which does or would materially impair the use or occupancy of the Owned Real Property in the operation of the Business as currently conducted.

(e) There is no pending or, to the knowledge of the Company, threatened or contemplated, condemnation, annexation, rezoning or similar other proceeding affecting the Owned Real Property or a material part thereof, or of any sale or other disposition of the Owned Real Property or any part thereof in lieu of condemnation.

(f) All connections to utility suppliers currently used in connection with the use, occupancy and operation of the Owned Real Property for the conduct of the Business are sufficient for their present purposes. Neither Seller nor the Company has received any written notice of any actual or threatened reduction or curtailment of any utility service currently supplied to the Owned Real Property, except for any changes that would not materially impair the conduct of the Business as currently conducted.

(g) To the knowledge of the Company, there are no material violations of any recorded covenants, conditions, restrictions or contractual obligations applicable to the Owned Real Property, and (except with respect to those matters that have been fully resolved and are no longer pending as of the Effective Date) neither Seller nor the Company has received any notice or complaint with respect to any material violation of any recorded covenants, conditions, restrictions or contractual obligations applicable to Owned Real Property.

Section 3.9 Personal Property. The Company has good and valid title to, or a valid leasehold interest in, its Personal Property, free and clear of all Liens (other than Permitted Liens and the Liens set forth on Schedule 3.9). Such Personal Property includes all recordings and photographs related to the Building or events at the Building (subject to the rights of Seller and its Affiliates pursuant to Section 5.21), and all artwork and architectural features related solely to or located within the Building (excluding, however, any such items owned by third party vendors, licensees or concessionaries at the Building). Such Personal Property, together with any assets to be made available to the Company pursuant to the Transition Services Agreement or provided by third party vendors, licensees or concessionaires at the Building, constitutes all material Personal Property reasonably necessary to conduct the Business in the ordinary course and consistent with past practices.

Section 3.10 Intellectual Property.

(a) Schedule 3.10 sets forth a true and complete list of all Company Intellectual Property that (i) is the subject of any registration with any Governmental Authority, (ii) is a material unregistered trademark or service mark, or (iii) is a registered Internet domain name or social media account or user name (including social media handles), including any pending applications to register any of the foregoing. The Company exclusively owns, free and clear of all Liens (other than Permitted Liens), all Company Intellectual Property. The Company has not received any notice or claim challenging its ownership of any of Company Intellectual Property, or alleging such Company Intellectual Property infringes on the Intellectual Property of any other person, nor to the knowledge of Company is there a reasonable basis for any claim that it does not so own any of such Company Intellectual Property or that any of such Company Intellectual Property so infringes the Intellectual Property of any other person.

(b) No Company Intellectual Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use or licensing thereof by the Company or the Business. To the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Company Intellectual Property in a material manner.

(c) The Company has not transferred ownership of, or granted any exclusive license with respect to, any Company Intellectual Property.

Section 3.11 Bookings. Schedule 3.11 sets forth the Booking Calendar as of March 23, 2020, which contains a true and complete list of all Bookings as of the Effective Date for periods from and after the Effective Date; provided that, for the avoidance of doubt, the Company does not make and has not made any representation or warranty that any events in the Building, on the Booking Calendar or otherwise, will actually occur, including any such events designated as “firm.”

Section 3.12 Taxes.

(a) The Company has timely paid all Taxes when the same became due and payable by it (regardless of whether having been shown as due on any Tax Return). There is no outstanding or, to the knowledge of the Company, threatened Action, claim or other examination or proceeding with respect to Taxes relating to the Company or the Business. The Company has timely filed, or had filed on its behalf (taking into account any extensions of time for filing that have been properly and timely requested by the Company), all Tax Returns required to be filed by, or on behalf of, the Company. All such Tax Returns are correct and complete in all material respects. The Company has not received any written notice or written inquiry from any jurisdiction where the Company does not currently file Tax Returns to the effect that such filings may be required. There are no outstanding waivers extending the statutory period of limitation relating to Taxes of the Company.

(b) There are no Liens for Taxes on the Membership Interests or the material assets of the Company (other than Permitted Liens) for any period during which the Company was the owner of the Owned Real Property or, to the knowledge of the Company, for any period ending prior to the date on which the Company acquired ownership of the Owned Real Property, nor are there any Taxes of the Company that form or could form the basis for a Lien (other than a Permitted Lien or Permitted Exception) on any assets of the Company.

(c) The Company is not liable for any amount of Taxes of any other Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law) or as a transferee or successor, by Contract or otherwise, or is a party to any Tax allocation or sharing agreement or any Tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(d) The Company has at all times since its inception been properly classified as a disregarded entity for U.S. federal and state income Tax purposes.

Section 3.13 Environmental Matters.

(a) The Company has not Released, disposed of, arranged for disposal of (or caused any Release, disposal or arrangement for disposal of) any Hazardous Substances, or caused any contamination by Hazardous Substances, at or about the Owned Real Property (including any buildings, structures, improvements, soils and surface, subsurface and ground waters) or otherwise in connection with the Business.

(b) To the knowledge of the Company, no Hazardous Substances are or have been present, and there is and has been no Release or threatened Release of Hazardous Substances nor any clean-up or corrective action of any kind relating thereto, on any properties (including any buildings, structures, improvements, soils and surface, subsurface and ground waters thereof) currently or formerly owned, leased or operated by the Company in connection with the Business or at any other location with respect to which the Company may be liable.

(c) To the knowledge of the Company, the Company holds all Environmental Permits and is in material compliance therewith. The Company has not received any notice of any proceeding or investigation by any Governmental Authority with respect to or in connection with the Business relating to Hazardous Substances or otherwise under any Environmental Law. The Company has received no written, or to the knowledge of the Company, any oral notice of violation, notification of liability or potential liability relating to or arising out of any Environmental Law.

(d) The Company has provided to Buyer all “Phase I”, “Phase II” and other environmental studies, assessments, audits and reports that the Company has commissioned (including environmental site assessments and asbestos and lead paint surveys) addressing or related to the Owned Real Property.

Section 3.14 Material Contracts.

(a) Schedule 3.14 sets forth, as of the Effective Date, a complete and correct list of the following written Contracts currently in effect to which the Company is a party and that are material to the Business (collectively, the “Material Contracts”):

(i) any Contract relating to services, maintenance and other operations at the Building;

(ii) any performance rights organization license;

(iii) any material bookings agreement related to events in the Building scheduled to occur following April 15, 2020;

(iv) any sponsorship agreement;

(v) any hospitality agreement;

(vi) any distributed antenna system license;

(vii) any photographer license or photographer work for hire agreement;

(viii) any public art artist agreement;

(ix) any consulting agreement;

(x) any agreement with the City;

(xi) any settlement agreement; and

(xii) any other agreements material to the Business.

(b) Each Material Contract is in full force and effect and is valid, binding and enforceable against the Company, except (i) to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, general principles of equity and other principles relating to or limiting the right of contracting parties generally and (ii) for those Material Contracts which by their terms will expire prior to the Closing Date or are otherwise terminated prior to the Closing Date in accordance with the provisions of such Contracts. Neither the Company nor, to the knowledge of the Company, any other party to any Material Contract is in material breach or violation of, or (with or without notice or lapse of time or both) material default under, any Material Contract, nor has the Company received any claim in writing of any such material breach, violation or default. The Company has not given notice to any counterparty to any Material Contract terminating or materially modifying such Material Contract. The Company has delivered or made available to Buyer copies of all Material Contracts, including any amendments thereto.

(c) The execution, delivery and performance of the Ticketmaster Joinder Documents by Seller Parent and the Company did not, and does not, constitute a breach of or default under the Ticketmaster Agreement, and the Ticketmaster Agreement is and will remain a binding agreement of the Company and, to the knowledge of the Company, Ticketmaster L.L.C., with respect to the Building upon the Closing in accordance with the terms and conditions thereof. Without limitation of the foregoing, the economic terms and conditions of the Ticketmaster Agreement applicable to the Company pursuant to the Ticketmaster Joinder Documents and the Ticketmaster Agreement (including any cost or revenue allocations to be made by Seller Parent pursuant thereto and any volume discounts or other group pricing benefits made available thereunder) are and will following the Closing remain consistent with the Seller Parent’s past practices as reflected in the Selected Financials. There are no other sponsorship agreements, side letters or other arrangements between or among Ticketmaster L.L.C. or its Affiliates (other than agreements or arrangements with Live Nation that were entered into independent of the Ticketmaster Agreement), on the one hand, or Seller Parent or its Affiliates, on the other hand, that impact (positively or negatively) the rights, benefits, liabilities or obligations of the Company, including with respect to pricing and other financial terms, other than the Ticketmaster Agreement and the Ticketmaster Joinder Documents.

Section 3.15 Other Arenas. Schedule 3.15 sets forth a list of all real property in which the Company or its parents, subsidiaries, divisions or Affiliates holds any interest (including via any option to acquire or under any lease arrangements) within a twenty (20) mile radius of the Buyer Arena Project on which an arena project that competes with the Buyer Arena Project could be constructed.

Section 3.16 Affiliate Interests and Transactions. There are no outstanding notes payable to, accounts receivable from or advances by the Company to any Affiliate of the Company, or any director, executive officer, general partner or managing member of any such Affiliate, in connection with or involving any of the Company’s assets that constitutes a lien upon the Owned Real Property or the Personal Property. Following the Closing, the Company will not have any outstanding obligations or liabilities to Seller or any of its Affiliates except pursuant to this Agreement and the other Transaction Documents.

Section 3.17 Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.18 Foreign Person. Neither Seller nor the Company is a “foreign person” as defined in Section 1445 of the Internal Revenue Code of 1986, as amended, and the Income Tax Regulations thereunder.

Section 3.19 Books and Records. Copies of all actions taken by written consent of the Seller, in its capacity as the managing member of the Company, have been made available to Buyer and are accurate and complete, in all material respects. At the Closing, all of the books and records of the Company will be in the possession of the Company.

Section 3.20 Bank Accounts. Schedule 3.20 sets forth (a) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company owns a safe deposit box, checking account, or other account of any nature with respect to the Business, (b) the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto, and (c) all powers of attorney and similar grants of authority to other Persons.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER AND BUYER PARENT

Except as set forth in the corresponding Schedules attached hereto, which exceptions or disclosures set forth therein will be deemed to be a part of the representations and warranties made under this Agreement, Buyer hereby represents and warrants to Seller as follows:

Section 4.1 Organization. Each of Buyer and Buyer Parent is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has full power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2 Authority. Each of Buyer and Buyer Parent has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Buyer and Buyer Parent of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by each of Buyer and Buyer Parent of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Buyer or Buyer Parent will be a party will have been, duly and validly executed and delivered by Buyer or Buyer Parent (as applicable). This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Buyer or Buyer Parent will be a party will constitute, the legal, valid and binding obligations of Buyer or Buyer Parent (as applicable), enforceable against Buyer or Buyer Parent (as applicable), in accordance with their respective terms (except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, moratorium, general principles of equity and other principles relating to or limiting the right of contracting parties generally). Buyer and Buyer Parent have each obtained all necessary corporate and other approvals required in connection with the Transactions.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of Buyer and Buyer Parent of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the organizational documents of Buyer or Buyer Parent;

(ii) conflict with or violate any Law applicable to Buyer or Buyer Parent; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other material Contract to which Buyer or Buyer Parent is a party.

(b) Neither Buyer nor Buyer Parent is required to file, seek or obtain any material notice, authorization, approval, order or consent of or with any Governmental Authority in order for Buyer or Buyer Parent to execute, deliver and perform this Agreement and each of the Ancillary Agreements to which it will be party or to consummate the transactions contemplated hereby or thereby, other than (x) for the applicable requirements of the HSR Act and (y) approval of the Settlement and Release Agreement and the Tri-Party Agreement.

Section 4.4 Litigation. There are no Actions pending or, to the knowledge of Buyer, threatened, against or affecting Buyer, Buyer Parent or any of their respective businesses or assets, that could have a material adverse effect on Buyer, Buyer Parent or their respective ability to consummate the Transactions. Buyer has not received written notice of any Action seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no outstanding order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of Buyer, pending or threatened investigation by, any Governmental Authority relating to the Transactions.

Section 4.5 Financial Condition of Buyer Parent.

(a) The statement of net worth for the fiscal year ended December 31, 2019, furnished to Seller prior to the Effective Date, fairly present in all material respects the financial condition of Buyer Parent as at such date and the results of its operations and cash flows for the period then ended in conformity with GAAP applied on a consistent basis. Buyer Parent does not have any guarantees or other contingent liabilities (including liabilities by way of agreement, contingent or otherwise, to purchase, provide funds for payment, supply funds to or otherwise invest in a debtor or otherwise assure a creditor against loss), other than as indicated on such financial statements.

(b) Since December 31, 2019, there has not occurred any change, event or development that, individually or in the aggregate, has or could reasonably be expected to have a material adverse effect on the ability of Buyer Parent to fulfill its obligations under this Agreement, including pursuant to Section 10.24(a).

(c) Buyer Parent is not in default under the terms of any covenant, indenture or agreement of or affecting Buyer Parent or any of its assets, which default if uncured could reasonably be expected to have a material adverse effect on the ability of Buyer Parent to fulfill its obligations under this Agreement, including pursuant to Section 10.24(a).

Section 4.6 Financing. The obligations of each of Buyer and Buyer Parent under this Agreement and the Ancillary Documents to which it is a party are not contingent on the availability of financing. Buyer has, or will have at the Closing, sufficient funds to permit Buyer to consummate the Transactions.

Section 4.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer.

ARTICLE V

COVENANTS

Section 5.1 Conduct Prior to the Closing. Between the Effective Date and the earlier of the termination of this Agreement pursuant to Section 9.1 or the Closing Date, unless Buyer otherwise agrees in writing, the Company will, and Seller will cause the Company to, (1) conduct the Business only in the ordinary course of business and in a manner consistent with past practice (provided that the Company will not be required to, and without Buyer’s written consent will not, enter into or sell any sponsorships), (2) use commercially reasonable efforts to preserve intact the Business and goodwill with respect to the Business, and (3) use commercially reasonable efforts to preserve the existing relationships (contractual or otherwise) with employees, customers, vendors, and others having business relationships with the Business; provided, however, notwithstanding any other provision of this Agreement, the Company will be permitted, without the prior consent of Buyer, to take or refrain from taking all actions, whether or not in the ordinary course of business, that the Company reasonably believes necessary or appropriate in response to the COVID-19 virus, including cancelling or postponing events at the Building, suspending some or all operations of or related to the Business, and otherwise complying with orders of any Governmental Authority. Notwithstanding the foregoing, between the Effective Date and the earlier of the termination of this Agreement pursuant to Section 9.1 or the Closing Date, the Company will during any period of full or partial suspension of operations relating to the COVID-19 virus, use commercially reasonable efforts to (i) treat the corporate administrative Business Employees in a manner substantially similar to how Seller Parent treats its corporate administrative employees (excluding consideration of any benefits provided under any state or municipal Law), (ii) treat the events-based Business Employees in a manner substantially similar to how Seller Parent treats the events-based employees of its other venues (excluding consideration of any benefits provided under any specific state or municipal Law, or any separate, individual arrangements with a labor union) and (iii) otherwise take actions with respect to the Business in response to the COVID-19 virus that are consistent with those taken by Seller Parent in respect of its other live event venues (excluding differences that pertain to any specific state or municipal Law or collective bargaining agreement or union requirement). In furtherance of and without limiting the previous sentence, except (i) as required by applicable Law, (ii) as otherwise contemplated by this Agreement or the Ancillary Agreements, (iii) as set forth on Schedule 5.1, (iv) in the ordinary course of business and in a manner consistent with past practice (including with respect to ongoing Bookings), (v) to the extent the Company reasonably believes necessary or appropriate in response to any epidemic, pandemic or disease outbreak (including the COVID-19 virus) or (vi) as Buyer may otherwise approve in writing (which approval will not be unreasonably withheld, conditioned or delayed), between the Effective Date and the earlier of the termination of this Agreement pursuant to Section 9.1 or the Closing Date, the Company will not, and Seller will cause the Company not to, do, directly or indirectly, any of the following:

(a) issue, sell, transfer, remove, pledge, dispose of or otherwise subject to any Lien (other than Permitted Liens or Permitted Exceptions) any material assets of the Company; provided that the Company may declare, set aside and pay cash distributions to Seller prior to delivery of the Estimated Closing Report;

(b) incur or modify any Indebtedness or issue any debt securities or assume, or guarantee or endorse, the obligations of any Person, or make any loans or advances;

(c) (1) amend, waive, modify or consent to the termination of any Material Contract or amend, waive, modify or consent to the termination of the Company’s rights thereunder, other than (A) terminations of Material Contracts occurring due to the expiration of the term thereof and (B) terminations of Contracts that are immaterial to the Business and that are terminable at or before the Closing upon notice to the other party or parties thereto without penalty or premium; or (2) enter into any Contract (including any such Contract with any Affiliate of the Company, or any manager, director, executive officer, general partner or managing member of any such Affiliate), other than on arms-length market terms;

(d) enter into any new lease of material personal property or any material renewals thereof, in each case that cannot be cancelled by the Company on less than ninety (90) days’ notice;

(e) cancel, compromise, waive, settle, or release any right or claim (for the avoidance of doubt, entering into, modifying, canceling or renewing Bookings will not be prohibited by this clause (e));

(f) acquire (by merger, exchange, consolidation or acquisition of equity or assets or otherwise) any other Person or all or substantially all of the assets of any other Person;

(g) enter into, adopt, establish, terminate, modify or amend (i) any collective bargaining agreement, (ii) the Ticketmaster Joinder Documents or any of the Forum Rights or Forum Obligations under the Ticketmaster Agreement (as such terms are defined in the Ticketmaster Letter Agreement) or (iii) a new licensing agreement with Broadcast Music, Inc. that would apply to the Building for periods following the Closing;

(h) amend or modify its certificate of formation or operating agreement or issue or sell any Membership Interests (or options, warrants or similar rights relating thereto);

(i) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, amalgamation, reclassification, or like change in capitalization or reorganization;

(j) settle or compromise any material Tax liability of the Company, agree to any extension or waiver regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns of the Company, file any amended Tax Return of the Company, or make any material election with respect to the Company (including filing any IRS Form 8832 with respect to the Company);

(k) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Section 5.2 Covenants Regarding Information.

(a) From the Effective Date until the earlier of the termination of this Agreement pursuant to Section 9.1 and the Closing Date, and subject to applicable Law and the Confidentiality Agreement, the Company will afford Buyer and its Representatives reasonable access (including copying at Buyer’s expense) at all reasonable times, upon reasonable prior written notice, to the Company’s assets, the Owned Real Property and the Company’s on-site office at the Owned Real Property, in each case relating solely to the Company’s assets or the Business (provided that the Company or its Representatives will have the right to accompany Buyer and its Representatives in connection with any such access), and will furnish Buyer with such financial, operating and other data and information relating to the Company’s assets or the Business as Buyer may reasonably request, excluding, however, (i) internal documentation related to the negotiation of this Agreement and the Transactions (other than the due diligence items), (ii) privileged communications with internal or external attorneys, attorney work product, documentation and information, including any such items, communications or documentation relating to the Specified Litigations (other than any documents provided in accordance with Section 10.25), and (iii) documentation and information relating to the Affiliate Arrangements or any other operations of any Affiliates of the Company (such documentation and other items and communications described in clauses (i) through (iii) above, “Excluded Documentation”).

(b) On the Closing Date, Seller will deliver or cause to be delivered to Buyer or the Company all such original (or complete copies of original) agreements, documents, books and records and files stored on computer disks or tapes or any other storage medium in the possession of Seller solely relating to the Business (it being understood that any such agreements, documents, books, records and files that are in the possession of the Company at the Closing will be deemed to have been delivered), other than, except as otherwise provided in this Agreement or the Ancillary Agreements, Excluded Documentation. Beginning on the Closing Date and for the next five (5) years, on reasonable notice by Seller, Buyer will, and will cause the Company to, afford Seller (and its Representatives) reasonable access (including the right to, with the consent of Buyer, not to be unreasonably withheld, conditioned, or delayed, make copies, at Seller’s expense) to such agreements, documents, books and records (other than any Excluded Documentation that is retained by the Company or transferred to Buyer) for reasonable business purposes as determined in Seller’s good faith judgment, including in connection with any purchase price adjustment pursuant to Section 1.5 prior to the Determination Date.

Section 5.3 Exclusivity. Seller agrees that between the Effective Date and the earlier of the Closing and the termination of this Agreement pursuant to Section 9.1, Seller will not, will not permit the Company to, and will take all action necessary to ensure that none of its or the Company’s Affiliates or any of their respective Representatives will:

(a) solicit, initiate, encourage, pursue or accept any other proposals or offers from any Person (other than Buyer and its Affiliates) relating to the acquisition or purchase of all or any substantial portion of the Business or the Company’s assets, whether effected by sale of assets, sale of stock, merger, reorganization, equity exchange or issuance, business combination or otherwise, other than Inventory to be sold in the ordinary course of business consistent with past practice; or

(b) participate in any negotiations, or initiate any discussions, conversations or other communications (or continue any discussions, conversations or other communications initiated by others) regarding, or furnish to any other Person (other than Buyer and its Affiliates and their respective Representatives) any information with respect to, or otherwise cooperate in any way with, assist or participate in, facilitate or encourage any effort or attempt by any other Person (other than Buyer and its Affiliates and their respective Representatives) to seek to do any of the foregoing;

provided, however, that with respect to each of the foregoing in clauses (a) and (b), such prohibitions and restrictions will only apply if the Membership Interests or assets of the Company constitute all or substantially all of the equity interests or assets subject to the proposed transaction; provided that this Agreement (including this Section 5.3) shall remain in effect in connection with any such transaction. Seller will notify Buyer promptly if Seller or the Company receives in writing any such proposal or offer, or any other written communication, from any other Person with respect to such a potential acquisition. Seller will notify Buyer promptly if Seller or the Company receives in writing any such proposal or offer, or any other written communication, from any other Person with respect to such a potential acquisition.

Section 5.4 Financial Covenants. So long as Buyer or Buyer Parent has any payment obligations under this Agreement, Buyer Parent will not permit (a) its Net Worth to be less than five hundred million dollars ($500,000,000) or (b) its unencumbered Liquid Assets to have an aggregate market value of less than five hundred million dollars ($500,000,000). From time to time following the Effective Date upon Seller’s written request, Buyer Parent will provide supporting documents reasonably satisfactory to Seller to demonstrate Buyer Parent’s compliance with this Section 5.4.

Section 5.5 Real Property Matters.

(a) Seller will not, and will cause the Company not to, without Buyer’s prior written consent (which may be withheld in Buyer’s sole discretion), (i) change, or apply for or request a change to, the existing zoning for the Owned Real Property or any other permit or approval from any Governmental Authority affecting the Owned Real Property (other than applications for event-related permits in the ordinary course of business), (ii) subdivide the Owned Real Property, (iii) construct any new buildings or remove or alter the buildings currently erected on the Owned Real Property, (iv) excavate the Owned Real Property (except to the extent required to perform routine maintenance or repairs), (v) create or suffer to exist any new Lien (other than Permitted Liens or Permitted Exceptions) on any material assets of the Company or (vi) seek to, enter into any formal or informal agreement, or otherwise make a binding commitment to do any of the foregoing; provided, however, that none of the foregoing will restrict or prohibit Seller or the Company from making repairs to or performing maintenance on any of the assets of the Company in the ordinary course of business and consistent with past practice.

(b) The Company will not, without Buyer’s prior written consent, enter into any new real property lease, license, or other agreement to use or occupy the Owned Real Property unless the same may be terminated by the Company upon ninety (90) days (or less) prior written notice (for the avoidance of doubt, entering into, modifying, canceling or renewing Bookings (x) in the ordinary course of business and consistent with past practice or (y) to the extent the Company reasonably believes necessary or appropriate in response to any epidemic, pandemic or disease outbreak (including the COVID-19 virus) will not be prohibited by this Section 5.5(b)).

Section 5.6 Confidentiality.

(a) Subject to the provisions of Section 5.12, all information provided to Buyer, Buyer Parent or their respective Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (other than each of the Tri-Party Agreement, the Development Agreement Guarantor Release, and the Settlement and Release Agreement, following execution and delivery of each such agreement) will be held by Buyer, Buyer Parent and such Affiliates as Material (as defined in the Confidentiality Agreement, “Confidential Information”) and will be subject to the Confidentiality Agreement. By virtue of the execution of this Agreement, the Confidentiality Agreement shall be amended to provide that it will continue in full force and effect until the Closing, at which time it will automatically terminate; provided, however, that the Confidentiality Agreement will survive in accordance with its terms any termination of this Agreement.

(b) For a period of five (5) years following the Closing, (i) the Parties will, and will cause their respective Affiliates and Representatives to, maintain in confidence this Agreement (including the terms and conditions of this Agreement) and the Ancillary Agreements (other than each of the Tri-Party Agreement, the Development Agreement Guarantor Release, and the Settlement and Release Agreement, following execution and delivery of each such agreement) and any written, oral or other information related to the negotiation of this Agreement and the Ancillary Agreements, (ii) Seller and Seller Parent will, and will cause their respective Affiliates and Representatives to, maintain in confidence any written, oral or other information relating to the Company or the Business obtained by virtue of Seller’s ownership of the Membership Interests or by virtue of the ownership, management or provision of services in connection with the Business prior to the Closing and (iii) each of Buyer, Buyer Parent and the Company will, and will cause their respective Affiliates and Representatives to, maintain in confidence any written, oral or other information of or relating to Seller, Seller Parent or their respective Affiliates (for clarity, excluding the Company) obtained by virtue of Buyer’s, the Company’s or Sellers’ ownership, management or provision of services in connection with the Business from and after the Closing, except, in each case, to the extent that the applicable Party is required to disclose such information by judicial or administrative process or pursuant to applicable Law, including the Filing Rules, or such information can be shown to have been in the public domain through no fault of the applicable Party.

Section 5.7 Public Announcements. No Party will issue any press release or make any other public statement with respect to this Agreement or the Transactions without the prior written approval of the other Parties (such approval not to be unreasonably withheld, conditioned, or delayed); provided, however, that Seller may issue any such press release or make such other public statement as Seller deems appropriate in its good faith discretion, or on advice of counsel, under applicable Law, including the Filing Rules and any applicable blue sky laws, in its reasonable discretion.

Section 5.8 Employee Matters.

(a) Seller agrees to properly transfer to the Company, prior to the Closing Date, the employment of each Business Employee that is not directly employed by the Company as of the Effective Date and remains a Business Employee as of such date of transfer. Buyer agrees that each employee of the Company at Closing (the “Transferred Employees”), other than employees subject to the Local 33 CBA, will be provided, for a period extending until the earlier of the termination of such Transferred Employee’s employment with Buyer or any of its Affiliates or the first anniversary of the Closing, with the following with respect to his or her compensation and employee benefits: (i) base salary levels or hourly wages which are no less than the base salary levels or hourly wages provided by the Company immediately prior to the Closing; (ii) target bonus, commission or equity award opportunities, if any, which are in the aggregate substantially comparable in value to the target bonus, commission or equity award opportunities provided by the Company immediately prior to the Closing; provided that the form of such opportunity is subject to Buyer’s discretion; and (iii) employee benefits (including severance no less favorable than the severance compensation guidelines set forth on Schedule 5.8(a) (for the avoidance of doubt, without giving effect to any actions taken by the Company outside the ordinary course pursuant in Section 5.1(a) in response to COVID-19)) that are in the aggregate substantially comparable to those provided by the Buyer to their similarly situated employees as of March 1, 2020.

(b) With respect to any employee benefit plan maintained by Buyer or an Affiliate of Buyer for the benefit of any Transferred Employee, effective as of the Closing, Buyer will, or will cause its Affiliate to, recognize all service of the Transferred Employees with Seller or its Affiliates, as if such service were with Buyer, for all purposes, including vesting, eligibility and accrual purposes; provided, however, such service will not be recognized to the extent that (x) such recognition would result in a duplication of benefits, (y) such service was not recognized under the corresponding Employee Plan or (z) such recognition applies to any (1) plan or program that is grandfathered or frozen, either with respect to level of benefits or participations, (2) defined benefit pension plan or (3) retiree medical plan. With respect to each health or welfare benefit plan maintained by Buyer or any of its Affiliates for the benefit of any Transferred Employees (to the extent permitted by the applicable carrier), Buyer will use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Transferred Employee to be given credit under such plan for all amounts paid by such Transferred Employee under any similar Employee Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Buyer or its Affiliates for the plan year in which the Closing Date occurs.

(c) Buyer will assume all accrued but unpaid vacation time and/or paid-time off that each Transferred Employee had accrued under any applicable Employee Plan as of the Closing Date, and each Transferred Employee will be eligible to use any such time off in accordance with the applicable employee benefit plans of Buyer or its Affiliates following the Closing Date.

(d) Effective as of the Closing, the Transferred Employees will cease active participation in the Employee Plans (other than as required under the Local 33 CBA).

(e) This Section 5.8 will be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 5.8, express or implied, will confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.8. Nothing contained in this Agreement, express or implied, will be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 5.8 will not create any right in any Transferred Employee or any other Person to any continued employment with Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever, or confer any right, benefit or remedy of any nature whatsoever or by reason of this Agreement to any Transferred Employee or any other Person.

(f) Seller shall, at Closing, comply with the obligations set forth on Schedule 5.8(f) and Schedule 5.8(g) with respect to the Business Employees as of the Closing Date.

(g) Notwithstanding anything herein to the contrary, Seller shall be responsible for satisfaction of all obligations under any equity incentive (or similar) plans that apply to any of the Business Employees (including any Transferred Employees), it being understood that no such plans (or obligations thereunder) shall be assumed by Buyer or the Company following the Closing.

Section 5.9 Regulatory Matters.

(a) The Parties will use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions on a timely basis. Each Party will use its reasonable best efforts to promptly provide written notifications to, and obtain all consents and approvals of, all Governmental Authorities and other third Persons that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other Parties in promptly providing such notifications and seeking to obtain such consents and approvals. In furtherance of the foregoing and not in limitation thereof, as promptly as practicable, but no later than five (5) Business Days after the Effective Date, Buyer, the Company and Seller will prepare and file all required or necessary notification and report forms under the HSR Act, and thereafter (i) comply at the earliest reasonably practicable date with any request under the HSR Act for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from any Governmental Authority in respect of such filings or such Transactions and (ii) cooperate with each other in connection with any such filing, and in connection with resolving any investigation or other inquiry commenced by any Governmental Authority under the HSR Act with respect to any such filing or the Transactions. None of the Parties will commit to or agree (or permit any of their respective Subsidiaries to commit to or agree) with any Governmental Authority to stay, toll, or extend any applicable waiting period or propose or agree to any remedy imposed on the Transactions under the HSR Act, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed). All filing fees incurred by Buyer and payable in connection with the notifications, filings, registrations or other materials contemplated by this paragraph will be paid by Buyer.

(b) Subject to applicable Law, each Party will furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions, and each such Party will promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or the Transactions. No Party will independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act. Any Party may, as it deems advisable and necessary, reasonably designate any material provided to the other Parties under this Section 5.9 as “outside counsel only” to the extent required under applicable Law or as appropriate to protect confidential business information, and may withhold or redact material as necessary to comply with contractual arrangements, to preserve attorney-client, attorney work product or other legal privilege, or the extent required under applicable Law. Such materials and the information contained therein will be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors or other Representatives of the recipient, unless express written permission is obtained in advance from the source of the materials. The Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.9 in such a manner so as to preserve any applicable privilege.

(c) Notwithstanding anything in this Agreement to the contrary, Buyer and Seller will cooperate in good faith with any Governmental Authority and will use reasonable best efforts to undertake promptly any and all action required to complete the Transactions expeditiously and lawfully. In the event that any action is threatened or instituted challenging the Transactions as violative of HSR Act, Buyer and Seller will cooperate in good faith and will use reasonable best efforts to take all action necessary to avoid or resolve such action. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Buyer, Buyer Parent, Seller, Seller Parent or any of their respective Affiliates to (i) agree or commit to any divestitures, licenses or hold separate or similar arrangements with respect to, subject to the Closing, the business, properties or assets of the Company, or agree or commit to any restrictions or limitations on the conduct of the business of the Company, if Buyer reasonably believes any such divestiture, license, hold separate or similar arrangement, or restriction or limitation, would have a material adverse effect on the business, operations or prospects of the Company; (ii) agree or commit to any divestitures, licenses or hold separate or similar arrangements with respect to any of their respective businesses, properties or assets, or to agree or commit to any restrictions or limitations on the conduct of any of their respective businesses; (iii) agree or commit to any material modification or waiver of the terms and conditions of this Agreement; or (iv) abandon, or agree or commit to any material limitation or condition on or modification of, the Buyer Arena Project.

(d) Prior to the Closing, neither Buyer nor Seller will take any action if such action would make it materially more likely that there would arise any impediments under the HSR Act that may be asserted by any Governmental Authority to the consummation of the Transactions as soon as practicable.

Section 5.10 Support Obligations. From and after the Effective Date, each of Buyer and Buyer Parent will cooperate with Seller and the Company, and use commercially reasonable efforts, to cause (a) Seller, Seller’s Affiliates (other than the Company) and all sureties to be unconditionally released in full from any liability or obligation in respect of any surety, performance bond, letter of credit, guaranty or similar ancillary obligation or amount issued for the account or benefit of the Company or in connection with any liability or obligation of the Company, and (b) any deposits or other collateral pledged by or on behalf of Seller, MSG Holdings or their respective Affiliates for the account or benefit of the Company to be released in full and returned to such pledgor, in each case in respect of the Development Agreement (“Insured Obligations”) without further recourse to Seller, MSG Holdings, their respective Affiliates or any such other Person (other than the Company), including pursuant to execution and delivery by the City of the Development Agreement Guarantor Release. If either such Insured Obligations are not unconditionally released or extinguished in full at or prior to the Closing in accordance with the previous sentence, or in the event that any of Seller, MSG Holdings or their respective Affiliates incurs, suffers or sustains any Losses in respect of any surety or guarantee provided by them under the Owner Participation Agreement, then Buyer will save, defend, indemnify and hold harmless Seller, Seller Parent, MSG Holdings and their respective Affiliates from and against any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result thereof and relating to a time period following the Closing. The provisions of Section 8.5 below will not apply to the preceding sentence. This Section 5.10 is intended to be for the benefit of, and will be enforceable by, MSG Holdings and its Affiliates and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons will be third party beneficiaries of this Section 5.10.

Section 5.11 Litigation Stays. On or before March 25, 2020, the Company and Buyer will cause, or move the applicable court to order, the existing stays (collectively, as extended from time to time pursuant to this Section 5.11, the “Litigation Stays”) of the litigations described on Schedule 5.11 (the “Specified Litigations”) to be extended to a date that is after the initial Outside Closing Date (as may be extended automatically or by mutual agreement of the Parties in accordance with this Agreement) (the date to which the Litigation Stays are extended, the “Initial Stays Expiration Date”); provided, that if the Closing Date has not occurred by the date that is seven (7) Business Days prior to the Initial Stays Expiration Date, the Company and Buyer will use best efforts to cause the Litigation Stays to be automatically further extended pursuant to one or more thirty (30)-day extensions until the end of any agreed extension of the Outside Closing Date (as may be extended automatically or by mutual agreement of the Parties in accordance with this Agreement). Buyer will be solely responsible for obtaining the agreement or consent to the Initial Stays Expiration Date as well as any such extension from all Government Litigants. Regardless of whether a Government Litigant consents to any stay or extension thereof, Seller, the Company and Buyer will jointly inform the discovery referee and the court in each of the Specified Litigations of the Litigation Stays sought and seek appropriate relief to toll any dates or deadlines that occur prior to the Closing Date or Outside Closing Date (as may be extended automatically or by mutual agreement of the Parties in accordance with this Agreement), as applicable. Additionally, regardless of whether a Government Litigant consents to any stay or extension thereof, the Parties agree that, as to any litigation and related activities between them, the Initial Stays Expiration Date (and any extensions thereof pursuant to this Section 5.11) shall nevertheless be effective and remain in force unless terminated in accordance with this Section 5.11. If for any reason (not under direct control of Seller or its Affiliates, with respect to the rights of Buyer, or not under the direct control of Buyer or its Affiliates, with respect to Seller), one or more of the actions included in the Specified Litigations cannot be stayed in its entirety through the Closing Date or Outside Closing Date (as may be extended automatically or by mutual agreement of the Parties in accordance with this Agreement) as applicable, then the Parties will promptly meet and confer, and reasonably cooperate in good faith, to adopt and agree on an approach with respect to the conduct of the Specified Litigations that is consistent with promptly consummating the purchase and sale transaction contemplated by this Agreement, including the Parties’ obligations to use reasonable best efforts to consummate the Transactions on a timely basis, until the earlier of the Closing or earlier termination of this Agreement in accordance with Section 9.1. Buyer acknowledges that Seller has, prior to the date hereof, provided stipulations, in form and substance reasonably satisfactory to Buyer, to accomplish the litigation stays referred to in the preceding sentence of this Section 5.11, and Seller Parent agrees to comply with the obligations set forth on Schedule 5.11 with respect to the Specified Litigations.

Section 5.12 Draft Environmental Impact Report

(a) From and after the Effective Date, none of Seller, Seller Parent, or the Company (prior to Closing) shall take, nor shall any of such entities request, encourage, fund, or facilitate any third-party (including Latham and the other Attorneys and Consultants, as those terms are defined in Section 10.25 of this Agreement), to take, or assist with taking, any actions in opposition to the Buyer Arena Project, including but not limited to (i) commenting or testifying in opposition to the Buyer Arena Project, or any approvals or actions incidental thereto, in public hearings or meetings of any Governmental Authority (ii) issuing public statements to the media or on public forums (e.g., social media) in opposition to the Buyer Arena Project, or any approvals or actions incidental thereto, (iii) impeding consideration of the final Environmental Impact Report, approvals or consents from any Governmental Authority for the Buyer Arena Project, and/or challenging (whether administratively, judicially, or legislatively), compliance with CEQA Section 21168.6.8 et seq. Specifically, Seller, Seller Parent and the Company (prior to Closing) will not, and will cause their respective Affiliates not to, and will instruct their respective Attorneys and Consultants not to, (A) directly or indirectly, submit or issue any comments relating to the EIR for the Buyer Arena Project, (B) seek any extension of the public comment period for the EIR and/or (C) support any administrative or judicial action to challenge the validity, sufficiency, or legality of, or otherwise to modify or oppose (whether administratively, judicially, or legislatively), the Buyer Arena Project or any approval or consent from a Governmental Authority for the Buyer Arena Project, or any other additional, supplemental, future or subsequent permits, authorizations, resolutions of necessity, leases, or other agreements issued by or entered into with any Governmental Authority related to the development and construction of the Buyer Arena Project. Notwithstanding anything in this Agreement (including this Section 5.12) to the contrary, nothing herein shall limit or abrogate any rights of Seller, Seller Parent, the Company (prior to Closing), Attorneys or Consultants as provided for in that certain Tri-Party Agreement, including to take all of the above actions if this Agreement terminates.

(b) At Closing, Seller shall provide a list disclosing the names of every person, entity, or organization, who is, or has ever been, a member of IRATE.

(c) The covenants in this Section 5.12 shall survive until the earlier of (i) a period of five (5) years after the Closing Date or (ii) the issuance of a certificate of occupancy for the arena facility of the Buyer Arena Project (and otherwise terminate if this Agreement terminates).

Section 5.13 Directors’ and Officers’ Exculpation; Indemnification.

(a) Buyer will cause the Company to assume, and the Company hereby assumes, the obligations with respect to all rights to indemnification and exculpation from liabilities (i) for acts or omissions occurring at or prior to the Closing Date in favor of the current or former members, equityholders, managers, directors, officers or other employees or agents of the Company or any of their respective Affiliates or the respective successors, assigns, heirs, executors or administrators of the foregoing, in each case currently indemnified by the Company (collectively, the “Covered Persons”) as provided in the organizational documents of the Company as in effect immediately prior to the Closing, and such obligations will survive the consummation of the Transactions and will continue in full force and effect in accordance with their terms for not less than six (6) years from the Closing Date, and (ii) in favor of the Covered Persons and any employee of the Company who acts as a fiduciary under any Employee Plan to the extent arising from, relating to or otherwise in respect of any actual or threatened in writing Action in respect of actions or omissions occurring at or prior to the Closing Date in connection with such Person’s duties as an officer, manager, director or employee of the Company, including with respect to this Agreement, any Ancillary Agreement and the Transactions.

(b) Buyer will, to the fullest extent permitted by applicable Law, cause the Company to honor all of its obligations to indemnify (including any obligations to advance funds for expenses) the Covered Persons for their acts or omissions occurring at or prior to the Closing Date pursuant to its organizational documents, and such obligations will continue in full force and effect in accordance with the terms of such organizational documents from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.

(c) This Section 5.13 is (i) intended to be for the benefit of, and will be enforceable by, each Covered Person and such Covered Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Covered Persons will be third party beneficiaries of this Section 5.13 and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Covered Person may have by contract or otherwise. This Section 5.13 does not operate to limit the rights of Buyer and Buyer Parent hereunder in respect of indemnification for any Pre-Closing Liability or the rights of Seller or Seller Parent in respect of indemnification for any Post-Closing Liability.

(d) If the Building or all or substantially all of the Business or the other assets of the Company are sold, whether by merger, consolidation, sale of assets or securities or otherwise, in one transaction or a series of transactions, then Buyer, Buyer Parent and the Company will, and in each case cause their respective successors and assigns to, assume the obligations set forth in this Section 5.13.

Section 5.14 Contact with Business Relations. From the Effective Date until the earlier of the termination of this Agreement pursuant to Section 9.1 and the Closing Date, none of Buyer, Buyer Parent or their respective Affiliates and respective Representatives will contact or communicate with the employees, customers, suppliers, distributors, lessees, lessors, licensees, licensors and other material business relations of the Company, Seller, Seller Parent or their respective Affiliates in connection with the Transactions, the Building, the assets of the Company or the Business unless Buyer first consults with, and receives the prior written approval of, Seller; provided, however, that Buyer may engage in such discussions with (a) LiveNation, so long as (i) Buyer first has entered into a confidentiality agreement with LiveNation and (ii) Buyer provides LiveNation with only aggregated financial information (e.g., total revenues, total EBITDA, total expenses, total number of events in the Building) and does not provide LiveNation with any individual Event information regarding the Building or the Business; or (b) Irving Azoff and The Azoff Company; provided, further, that none of Buyer, Buyer Parent or their Affiliates shall be liable for any discussions or information provided by either of the foregoing parties of such party’s own accord and without solicitation of such information.

Section 5.15 Acknowledgment Regarding Cash Distributions. Each of Buyer and Buyer Parent acknowledges and agrees that prior to the delivery of the Estimated Closing Report, but subject to Section 1.4(b)(iii), the Company intends to make a distribution of all or substantially all of the Company’s cash to Seller.

Section 5.16 Further Assurances. From time to time, whether before, at or following the Closing, the Parties will, at the reasonable request of the other Parties, execute, acknowledge and deliver such further conveyances, notices, assumptions, releases and other instruments, and will take such further actions, as may be reasonably necessary to assure that Buyer acquires the Membership Interests free and clear of all Liens (other than Liens arising under federal or state securities Laws), and to otherwise make effective the contemplated Transactions, including, subject to Section 5.9, using reasonable best efforts to (i) obtain consents and clearances from Governmental Authorities, (ii) make filings with Governmental Authorities, and (iii) cause the conditions to Closing set forth in Article VII to be met.

Section 5.17 Non-Solicitation. From and after the Closing Date and for a period of three (3) years following the Closing, none of Seller, Seller Parent, or their Affiliates shall: (i) solicit or persuade, directly or indirectly (whether for their own interest or any other person or entity’s interest) any employee of the Company to cease or reduce working for the Company, other than in connection with a general advertisement or solicitation not specifically targeting or intending to target employees of the Company; or (ii) hire, directly or indirectly, any employee of the Company as a result of the violation of the foregoing clause (i). Each of Seller and Seller Parent acknowledge that this non-solicitation/non-hire provision is reasonable and necessary and does not impose a greater restraint than necessary to protect the Company’s legitimate business interests.

Section 5.18 Name Change. At or immediately after the Closing, the Company will change its name from, and terminate all qualifications in any jurisdictions to be business as, “MSG Forum” to an entity name which is not confusingly similar to such name. In addition, the Company will record in the Official Records of Los Angeles County a notice of such change of name. Following the Closing, the Company will not use, and Seller, Seller Parent and the Company will cause their respective Affiliates not to use, directly or indirectly, the name “MSG,” “Madison Square Garden,” any derivations of any such name or any other name which is confusingly similar to any such name.

Section 5.19 Liquor Licenses. From and after the Effective Date, Seller will reasonably cooperate with Buyer, upon Buyer’s reasonable request, in connection with the transfer of (or the addition of Buyer or Buyer’s designee as a co-licensee on) all liquor licenses and other licenses and permits used by the Company in connection with the Business to Buyer (or Buyer’s designee), including the Buyer’s (or its designee’s) membership transfer application for a liquor license, in each case to the extent required in connection with the Transactions; provided that (i) Buyer will pay for all fees to be paid to any Governmental Authority related to any filing or application required in connection with such transfer or co-licensing and (ii) in lieu of providing such materials prior to Closing, Seller may deliver any applications or other documentation requested by Buyer pursuant to the preceding terms into escrow prior to the Closing, to be released to Buyer at the Closing.

Section 5.20 Cooperation with Litigation. Following the Closing, the Parties will reasonably cooperate with respect to the settlement of the litigation matter set forth on Schedule 5.20, which shall be treated as a Third Party Claim in accordance with Section 8.4, and the defense and settlement of which is hereby assumed by Seller (it being understood that the defense and settlement of any other Third Party Claims for which Seller is the Indemnifying Party shall not be deemed assumed by Seller unless and until expressly assumed by Seller pursuant to Section 8.4, and in any case subject to the rights of Seller set forth therein).

Section 5.21 Photographs and Video.

(a) Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that following the Closing, Seller or its Affiliates will retain all right, title and interest in and to any and all photographs and videos in their possession relating to events listed on Schedule 5.21.

(b) Effective from and after the Closing, the Company hereby grants to Seller and Seller’s Affiliates an irrevocable, royalty-free license to keep, maintain, use and publicly display: (i) copies of any and all photographs and videos of the Building or events at the Building that are used or displayed as of the Effective Date in offices or arenas of Seller or its Affiliates other than in the Building; and (ii) copies of any and all photographs and videos in Seller’s or its Affiliates’ possession depicting the renovation of the Building in order to demonstrate their arena renovation capabilities.

Section 5.22 Certain Agreements. Following the Closing, the Parties agree to comply with the provisions set forth on Schedule 5.22 with respect to licensing arrangements.

ARTICLE VI

TAX MATTERS

Section 6.1 Liability for the Payment of Certain Taxes.

(a) All real estate taxes and personal property taxes, installments of special assessments and similar governmental Taxes and charges levied or assessed against the Owned Real Property and similar ad valorem obligations levied with respect to the assets of the Company for a taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”) and not prorated at Closing pursuant to Section 1.4 or Section 1.5 will be apportioned between Seller and Buyer based on the number of days of such taxable period included in the period through and including the day before the Closing Date (the “Pre-Closing Tax Period”) and the number of days of such taxable period included in the period commencing on the Closing Date (the “Post-Closing Tax Period”); provided, however, any increase in such Taxes resulting from a reassessment attributable to the Transactions shall be allocated to the Post-Closing Tax Period with Buyer being responsible for any such increase, provided further this sentence shall not affect the allocation under Section 6.2. Seller will be liable for the amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer will be liable for the amount of such Taxes that is attributable to the Post-Closing Tax Period. Within thirty (30) days following the later of (x) the date on which payment of such Taxes was made and (y) the Closing Date, Seller and Buyer will present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.1, together with such supporting evidence as is reasonably necessary to calculate such amount. Such amount will be paid by the party owing it to the other party within ten (10) days after delivery of such statement. Any payment required under this Section 6.1 and not made within ten (10) days after delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.

(b) All Taxes of the Company for a Straddle Period that are not described in Section 6.1(a) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on a hypothetical termination of the taxable year of the Company on the day before the Closing Date. Seller shall be responsible for all such Taxes attributable to the Pre-Closing Period to the extent not paid prior to the Closing Date and not taken into account in the calculation of the Purchase Price, and Buyer shall be responsible for the balance of such Taxes.

Section 6.2 Tax Treatment. For all U.S. federal and (to the extent applicable) state and local income Tax purposes, the Parties intend and agree that the purchase of the Membership Interests contemplated by this Agreement shall be treated by Buyer and Seller as a purchase of the assets of the Company. The Parties agree to file all applicable Tax Returns consistent with the treatment described in this Section 6.2 and shall not voluntarily take any position inconsistent therewith except upon a final determination by a Governmental Authority or as required by applicable Law.

Section 6.3 Tax Returns.

(a) Following the Closing, Seller shall prepare or cause to be prepared at its own expense, and Buyer and Seller shall take such actions necessary to cause to file when due

(taking into account all extensions validly obtained), all Tax Returns of the Company for any taxable period ending on or before the Closing Date that are to be filed after the Closing. All such Tax Returns shall be prepared and filed in a manner consistent with past practice, unless otherwise required by applicable Law. Seller shall deliver a draft of each such Tax Return that pertains to a Company-level Tax to Buyer for review and comment at least twenty (20) days prior to the date such Tax Return is to be filed and shall consider in good faith all reasonable comments on such Tax Return made by the Purchaser no less than five (5) days prior to such filing due date under applicable Law.

(b) Following the Closing, Buyer shall file, or cause to be filed, when due (taking into account all extensions validly obtained) all Tax Returns that are required to be filed by the Company that relate to a Straddle Period (excluding any income Tax Returns). All such Tax Returns shall be prepared and filed in a manner consistent with past practice, unless otherwise required by applicable Law. Buyer shall deliver a draft of each such Tax Return to Seller for review and comment at least twenty (20) days prior to the date such Tax Return is to be filed and shall make such revisions to such Tax Returns as are reasonably requested by Seller no less than five (5) days prior to such filing due date under applicable Law.

(c) Except as specifically provided in Section 6.3(b), Buyer shall not, and shall not permit or cause the Company or any Affiliate of Buyer to, (i) file or amend (or cause to be filed or amended), or grant an extension of any statute of limitation with respect to, any Tax Return of the Company that pertains to a Pre-Closing Tax Period, (ii) initiate or enter into any voluntary disclosure agreement with any Governmental Authority that pertains to a Pre-Closing Tax Period, (iii) make any election affecting the Company that pertains to a Pre-Closing Tax Period, or (iv) take any other action that could increase Seller’s (or its Affiliates’) liability for Taxes to any Governmental Authority or to Buyer under this Agreement, in each case without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.4 Tax Contests. Following the Closing, Buyer and the Company, on the one hand, and Seller and its Affiliates, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contests except to the extent such party was actually and materially prejudiced as a result thereof.

(a) Seller shall have the right to control the conduct and resolution of any Tax Contest relating to taxable periods ending on or prior to the Closing Date; provided, however, that with respect to any Tax Contest whose resolution could adversely affect Buyer, (x) Seller shall keep Buyer reasonably informed of the progress of such Tax Contest and Buyer shall have the right to participate (at Buyer’s expense) in such Tax Contest. The right of Buyer to participate in a Tax Contest shall include the right to receive copies of all correspondence from any taxing authority relating to such Tax Contest, attend meetings and review and comment to the party controlling such Tax Contest on submissions relating to such Tax Contest, and Seller shall consider in good faith any reasonable comments provided by Buyer. Neither Seller nor any of its Affiliates shall settle, resolve, concede or otherwise compromise any issue, matter or item arising in such Tax Contest that would have the effect of increasing the Company’s or Buyer’s liability for Taxes in a Post-Closing Tax Period without obtaining the prior written consent of Buyer, which shall not be unreasonably withheld.

(b) Buyer shall have the right to control the conduct and resolution of any other Tax Contest not described in Section 6.4(a) that pertains to a Pre-Closing Tax Period; provided, however, that (i) Buyer shall keep Seller reasonably informed of the progress of such Tax Contest and (ii) Seller shall have the right to participate (at Seller’s expense) in such Tax Contest. The right of Seller to participate in a Tax Contest shall include the right to receive copies of all correspondence from any taxing authority relating to such Tax Contest, attend meetings and review and comment to the party controlling such Tax Contest on submissions relating to such Tax Contest, and Buyer shall consider in good faith any reasonable comments provided by Seller. Neither Buyer nor any of its Affiliates shall settle, resolve, concede or otherwise compromise any issue, matter or item arising in such Tax Contest in a manner that could increase Seller’s liability for Taxes to any taxing authority or to Buyer under this Agreement, or decrease any Tax refund to which Seller would otherwise be entitled, without obtaining the prior written consent of Seller, which shall not be unreasonably withheld.

(c) In the event of any conflict or overlap between the provisions of this Section 6.4 and Article VIII, the provisions of this Section 6.4 shall control.

Section 6.5 Refunds. Seller will be entitled to any Tax refunds or overpayments that are actually received by Buyer or the Company pertaining to Pre-Closing Tax Periods. Buyer will pay to the Seller any such refund or the amount of any such overpayment within fifteen (15) days after the actual receipt of such refund or overpayment. The amount of any refunds or overpayments payable to Seller under this Section 6.5 shall be net of any expenses attributable thereto (including Taxes) incurred or payable by Buyer or the Company. Seller shall be responsible for the expenses of securing such refunds or overpayments.

Section 6.6 Transfer Taxes. Seller will pay all transfer, real estate transfer, documentary, sales, use, stamp, registration and other such Taxes and related fees incurred in connection with the Transactions (“Transfer Taxes”). Buyer and Seller will cooperate in preparing, executing and filing all Tax Returns and other documentation on a timely basis as may be required to comply with the provisions of any such Transfer Tax Laws, which will be based upon a valuation of real property and personal property assets to be agreed upon by the Parties within thirty (30) days after the Closing; provided that Buyer will sign any certification or statement required to report the amount of Transfer Taxes due, based upon the Parties’ mutually agreed-upon valuation.

Section 6.7 Tax Cooperation. Buyer and Seller will furnish or cause to be furnished to each other, upon reasonable request, as promptly as reasonably practicable, such information and assistance relating to the Company and its assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any claims, suit or proceeding relating to any Tax; provided, however, that neither Buyer nor Seller shall be required to disclose any income Tax Returns to any Person.

Section 6.8 Nature of Payments. Except as provided in the next sentence, any indemnity payments made under this Agreement and any payments made under Section 1.4, Section 1.5 or Section 6.1(a) will be treated for Tax purposes as an adjustment to the total consideration paid in connection with the Transactions under this Agreement. The Parties agree that all Pre-Closing Event Revenues received on or after the Closing Date shall be reported by the Company, Seller, Buyer and their Affiliates for federal and state Tax purposes as realized and accrued by the Company at the time of the related Pre-Closing Event (and thus allocable to the taxable period in which the Pre-Closing Event occurs) and not as an adjustment to the Purchase Price unless otherwise required by applicable Law; provided that the foregoing shall not affect the calculation of the Purchase Price under Article I.

Section 6.9 Purchase Price Allocation. Following the Closing, Buyer shall prepare a final allocation of the purchase price (for Tax purposes) among the assets of the Company and the settlement of matters set forth in the Settlement and Release Agreement in accordance with applicable Law, including Section 1060 of the Code. Such allocation and any adjustments thereto, will be determined solely by Buyer.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 General Conditions. The respective obligations of Buyer and Buyer Parent, on the one hand, and Seller, Seller Parent and the Company, on the other hand, to consummate the Transactions will be subject to the fulfillment (or, if permitted by applicable Law, waiver in writing by the Parties), at or prior to the Closing, of the following conditions:

(a) the waiting period under the HSR Act applicable to the Transactions will have expired or been terminated;

(b) no federal or California state level Governmental Authority will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the Transactions; and

(c) no California state level Governmental Authority will have commenced litigation regarding the legality of the Transactions under any state or federal antitrust law, including but not limited to the Clayton Act, and the litigation has not been settled or withdrawn, or this condition waived by Buyer and Buyer Parent, within sixty (60) days after the Outside Closing Date; provided, that the Parties shall use reasonable best efforts to take all action necessary to resolve such action prior to the expiration of such sixty (60) day period; and

(d) the Settlement and Release Agreement shall have been executed and delivered by all parties thereto.

Section 7.2 Conditions to Obligations of Seller, Seller Parent and the Company. The obligations of each of Seller, Seller Parent and the Company to consummate the Transactions will be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Seller in its sole discretion:

(a) Representations, Warranties and Covenants. The representations and warranties of Buyer contained in Article IV will be true and correct in all respects both when made and as of the Closing Date (without regard as to any qualifications as to “material,” “materiality” or “material adverse effect”), except for such failures to be true and correct as would not have a material adverse effect on Buyer or materially impair the ability of Buyer to consummate, or prevent or materially delay, the Transactions or would reasonably be expected to do so; provided, that any such representations and warranties that are made as of a specified date will be true and correct only as of such specified date in the manner set forth above. Each of Buyer and Buyer Parent will have in all material respects performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(b) Deliveries. The Escrow Agent will have received a copy of each of the documents listed in Section 1.3(d) executed by Buyer, and Buyer will have complied with Buyer’s obligations in Section 1.3(f).

Section 7.3 Conditions to Obligations of Buyer and Buyer Parent. The obligations of Buyer and Buyer Parent to consummate the Transactions will be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer in its sole discretion:

(a) Representations, Warranties and Covenants. The representations and warranties of Seller and the Company contained in Article II and Article III, respectively, will be true and correct in all respects both when made and as of the Closing Date (without regard as to any qualifications as to “material,” “materiality” or “Material Adverse Effect”), except for such failures to be true and correct as would not have a Material Adverse Effect; provided that any such representations and warranties that are made as of a specified date will be true and correct only as of such specified date in the manner set forth above. Subject to the proviso set forth in Section 9.1(a)(ii), each of Seller, Seller Parent and the Company will have in all material respects performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(b) Deliveries. The Escrow Agent will have received an executed copy of each of the documents listed in Section 1.3(c), and Seller will have complied with Seller’s obligations in Section 1.3(e).

(c) No Material Adverse Effect. Since the Effective Date, there will not have occurred any change, event or development that, individually or in the aggregate, has a Material Adverse Effect. Notwithstanding the foregoing, if there is any damage to the Building or the other assets of the Company by reason of (i) earthquake, flood, fire, windstorm, hail, explosion or other casualty, Section 9.3 will apply in lieu of this Section 7.3(c), or (ii) condemnation, Section 9.4 will apply in lieu of this Section 7.3(c).

(d) Title Insurance. The Title Insurer shall have issued (or committed in writing to issue promptly after Closing) to the Company the Owner’s Title Policy with liability in the amount of the portion of the Purchase Price allocated to the Owned Real Property, showing fee title to the Owned Real Property vested in the Company, subject only to Permitted Exceptions, it being understood that the Title Insurer’s commitment to issue the Owner’s Title Policy in accordance with the Proforma (excluding any requirement to file name change amendments for the Company) shall be deemed to have satisfied this condition.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties, Covenants and Agreements. The representations and warranties of Seller, the Company and Buyer contained in this Agreement will survive the Closing for fifteen (15) months after the Closing Date; provided, however, that the representations and warranties (i) of Seller set forth in Section 2.1 (Organization), Section 2.2 (Authority), Section 2.4 (Ownership) and Section 2.6 (Brokers), (ii) of the Company set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), the first sentence of Section 3.8(a) (with respect to title to Owned Real Property), the first sentence of Section 3.9 (with respect to title to Personal Property), Section 3.12 (Taxes), Section 3.15 (Other Arenas) and Section 3.17 (Brokers) and (iii) of Buyer set forth in Section 4.1 (Organization), Section 4.2 (Authority) and Section 4.7 (Brokers) (collectively, the “Fundamental Representations”), will survive the Closing for the applicable statute of limitations.

None of Seller, Seller Parent, Buyer or Buyer Parent will have any liability whatsoever with respect to any such representations and warranties unless a claim is made under this Agreement prior to the expiration of the applicable survival period for such representation and warranty, in which case such representation and warranty will survive as to such claim until such claim has been finally resolved.

All covenants and agreements contained in this Agreement and all claims in respect of Pre-Closing Taxes or Post-Closing Taxes will survive the Closing for the applicable statute of limitations, unless the covenant or agreement specifies a term, in which case such covenant, agreement or claim will survive the Closing for such specified term unless a claim is made under this Agreement prior to the expiration of the applicable survival period for such covenant or agreement, in which case such covenant, agreement or claim will survive as to such claim until such claim is fully resolved; provided, however, that (i) all covenants and agreements relating to environmental matters, the representations and warranties of the Company set forth in Section 3.13, and all claims in respect of Seller Environmental Liabilities or Buyer Environmental Liabilities, will survive the Closing for five (5) years after the Closing Date, unless a claim is made prior to the expiration of such five (5)-year period, in which case such claim will survive as to such claim until such claim has been finally resolved, and (ii) all claims in respect of Specified Trigger Events that Buyer gains knowledge of following the Closing (with respect to which Buyer’s sole and exclusive remedy will be pursuant to Section 10.21(c)) will survive the Closing for the earlier to occur of five (5) years after the Closing Date, or the issuance of a certificate of occupancy for the Buyer Arena Project, unless a claim is made prior to the expiration of such period, in which case such claim will survive as to such claim until such claim has been finally resolved.

With respect to Pre-Closing Liabilities or Post-Closing Liabilities, neither Seller or Seller Parent (in the case of Pre-Closing Liabilities) nor Buyer or Buyer Parent (in the case of Post-

Closing Liabilities) will have any liability pursuant to Section 8.2(c) or Section 8.3(c), as applicable unless a claim is made under this Agreement prior to the date that is eighteen (18) months following the Closing Date, in which case the indemnification obligations of Seller, Seller Parent, Buyer or Buyer Parent, as applicable, in respect thereof will survive the Closing as to such claim until such claim has been finally resolved; provided, that the foregoing time limitation shall not apply to (x) the obligations of Seller and Seller Parent pursuant to Section 8.2(c) in respect of the litigation matters identified by Seller and Seller Parent on Schedule 3.6, or (y) Pre-Closing Liabilities or Post-Closing Liabilities arising pursuant to Section 5.22.

Section 8.2 Indemnification by Seller. Subject to the terms of this Article VIII, from and after the Closing, Seller and Seller Parent will, jointly and severally, save, defend, indemnify and hold harmless Buyer, Buyer Parent and their Affiliates and each of the directors, officers, equityholders, managers, members, employees, agents, Representatives, successors and permitted assigns of each of the foregoing (collectively, the “Buyer Indemnified Parties”) from and against any and all Losses asserted against, incurred, sustained or suffered by any of the Buyer Indemnified Parties as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by Seller, Seller Parent or the Company contained in Article II or Article III, respectively;

(b) any breach of any covenant or agreement by Seller, Seller Parent or, prior to the Closing, the Company, contained in this Agreement or any Ancillary Agreement (unless a remedy is otherwise provided in such Ancillary Agreement); provided, however, that if Buyer recovers liquidated damages pursuant to Section 10.21(c) in respect of a Specified Trigger Event, Seller and Seller Parent will have no obligation to indemnify the Buyer Indemnified Parties against Losses under this Section 8.2(b) for any breach of any covenant or agreement to the extent that such breach constitutes a Specified Trigger Event;

(c) any Pre-Closing Liability;

(d) any Pre-Closing Taxes; and

(e) any Seller Environmental Liability; provided, however, that any indemnification obligation of Seller or Seller Parent under this Section 8.2 in connection with any remedial action in respect of any Seller Environmental Liability will be limited to, and the respective indemnification obligations of Seller and Seller Parent under this Agreement are limited to the cost of remediation sufficient to achieve commercial/industrial cleanup standards pursuant to any order or requirement of the relevant Governmental Authority, if applicable, or as required under applicable Environmental Laws as in effect at the time such Seller Environmental Liability is addressed.

Section 8.3 Indemnification by Buyer. Subject to the terms of this Article VIII, from and after the Closing, Buyer and Buyer Parent will, jointly and severally, save, defend, indemnify and hold harmless Seller, Seller Parent and their Affiliates and each of the directors, officers, equityholders, managers, members, employees, agents, Representatives, successors and permitted assigns of each of the foregoing (collectively, the “Seller Indemnified Parties”) from and against any and all Losses asserted against, incurred, sustained or suffered by any of the Seller Indemnified Parties as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by Buyer or Buyer Parent contained in Article IV;

(b) any breach of any covenant or agreement by Buyer, Buyer Parent or, after the Closing, the Company, contained in this Agreement or in any Ancillary Agreement (unless a remedy is otherwise provided in such Ancillary Agreement);

(c) any Post-Closing Liability;

(d) any Post-Closing Taxes; and

(e) any Buyer Environmental Liability; provided, however, that any indemnification obligation of Buyer or Buyer Parent under this Section 8.2 in connection with any remedial action in respect of any Buyer Environmental Liability will be limited to the cost of remediation sufficient to achieve commercial/industrial cleanup standards pursuant to any order or requirement of the relevant Governmental Authority, if applicable, or as required under applicable Environmental Laws as in effect at the time such Buyer Environmental Liability is addressed.

Section 8.4 Procedures.

(a) In order for a Buyer Indemnified Party or a Seller Indemnified Party (each, an “Indemnified Party”) to be entitled to any indemnification provided for under this Article VIII in respect of, arising out of or involving a Loss or a claim or demand made by any Person (other than by an Indemnified Party, which claims are addressed in Section 8.4(c)) against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must deliver notice thereof to the Party against whom indemnity is sought (the “Indemnifying Party”) with reasonable promptness after receipt by such Indemnified Party of written notice of the Third Party Claim and will provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, will not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party against any and all Losses that may result from a Third Party Claim pursuant to the terms of this Agreement, the Indemnifying Party will have the right, upon written notice to the Indemnified Party, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Thereafter, the Indemnified Party will give the Indemnifying Party reasonable access during normal business hours to the books, records and assets of the Indemnified Party in connection with such Third Party Claim and the right, upon prior notice during normal business hours, to interview at a mutually convenient time any employee of the Indemnified Party related to the such Third Party Claim. The Indemnifying Party will be liable for the fees and expenses of one outside counsel necessary to defend such Third Party Claim (and not any fees and expenses allocated to any internal counsel) employed by the Indemnified

Party for any period during which the Indemnifying Party has failed to assume the defense thereof (other than during any period during which the Indemnified Party has failed to give notice of the Third Party Claim as provided in Section 8.4(a)), and the fees and expenses of counsel will constitute Losses for purposes of this Agreement. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim, the Indemnified Party will have the sole right to assume the defense of and to settle such Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party will reasonably cooperate in the defense or prosecution of such Third Party Claim, and the Indemnified Party will have the right to employ separate counsel and to participate in the defense thereof (it being understood and agreed that the Indemnifying Party will control such defense), but the fees and expenses of such counsel of the Indemnified Party will be at the expense of the Indemnified Party unless (1) the employment of such counsel at the Indemnifying Party’s expense will have been specifically authorized in writing by the Indemnifying Party or (2) the named parties to the Third Party Claim (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and representation by counsel to the Indemnifying Party of both the Indemnifying Party and such Indemnified Party would reasonably be expected to present such counsel with a conflict of interest. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party will not, without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, and which are paid in full at the time of such settlement, compromise or judgment. Notwithstanding the foregoing, whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party will not, without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed), admit any liability, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim.

(c) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party (an “Inter-Party Claim”), the Indemnified Party will deliver notice in writing of such Inter-Party Claim with reasonable promptness following the occurrence of the event giving rise to such claim to the Indemnifying Party, specifying in reasonable detail the basis of such claim. The failure to provide such notice, however, will not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure. Thereafter, the Indemnified Party will give the Indemnifying Party reasonable access during normal business hours to the books, records and assets of the Indemnified Party which evidence or support such claim or the act, omission or occurrence giving rise to such Inter-Party Claim and the right, upon prior notice during normal business hours, to interview at a mutually convenient time any employee of the Indemnified Party related to the act, omission or occurrence giving rise to such Inter-Party Claim. If the Indemnifying Party disputes its liability with respect to any such claim, the Indemnifying Party and the Indemnified Party will proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute will be resolved in accordance with the terms of this Agreement.

Section 8.5 Certain Limits on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement, (i) the maximum aggregate amount of Losses (except for Losses arising out of Fraud) which may be recovered by the Buyer Indemnified Parties pursuant to any and all claims for indemnification made under Section 8.2(a) will be limited to an aggregate amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “R&W Cap”), provided, that the foregoing clause will not apply to Losses arising out of or relating to the breach of any Fundamental Representation of Seller or the Company, and (ii) the maximum aggregate amount of Losses (except for Losses arising out of Fraud) which may be recovered by the Buyer Indemnified Parties pursuant to any and all claims for indemnification made under Section 8.2(a) in respect of Fundamental Representations will be limited to an aggregate amount equal to Twenty Million Dollars ($20,000,000) (the “Aggregate Cap”).

(b) Seller and Seller Parent will have no obligation to indemnify the Buyer Indemnified Parties against Losses under Section 8.2(a) unless the aggregate amount of Losses (except for Losses arising out of Fraud) which may be recovered by the Buyer Indemnified Parties pursuant to any and all claims for indemnification made under Section 8.2(a) is greater than (i) in the case of any breach of any Fundamental Representation of Seller or the Company, Five Hundred Thousand Dollars ($500,000) (the “Fundamental Basket”), in which case the Buyer Indemnified Parties will, subject to Section 8.5(a), be entitled to indemnification for Losses from the first dollar of such Losses, and (ii) in the case of any breach of any representation or warranty other than the Fundamental Representations of Seller or the Company, Five Hundred Thousand Dollars ($500,000) (the “General Basket” and together with the Fundamental Basket, each a “Basket”), in which case the Buyer Indemnified Parties will, subject to Section 8.5(a), be entitled to indemnification for Losses in excess of the General Basket.

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) the maximum aggregate amount of Losses (except for Losses arising out of Fraud) which may be recovered by the Seller Indemnified Parties pursuant to any and all claims for indemnification made under Section 8.3(a) will be limited to an aggregate amount equal to the R&W Cap, provided, that the foregoing clause will not apply to Losses arising out of or relating to the breach of any Fundamental Representation of Buyer, and (ii) the maximum aggregate amount of Losses (except for Losses arising out of Fraud) which may be recovered by the Seller Indemnified Parties pursuant to any and all claims for indemnification made under Section 8.3(a) in respect of Fundamental Representations will be limited to an aggregate amount equal to the Aggregate Cap.

(d) Buyer and Buyer Parent will have no obligation to indemnify the Seller Indemnified Parties against Losses under Section 8.3(a) unless the aggregate amount of Losses (except for Losses arising out of Fraud) which may be recovered by the Seller Indemnified Parties pursuant to any and all claims for indemnification made under Section 8.3(a) is greater than (i) in the case of any breach of any Fundamental Representation of Buyer, the Fundamental

Basket, in which case the Seller Indemnified Parties will, subject to Section 8.5(c), be entitled to indemnification for Losses from the first dollar of such Losses, and (ii) in the case of any breach of any representation or warranty other than the Fundamental Representations of Buyer, the General Basket, in which case the Seller Indemnified Parties will, subject to Section 8.5(c), be entitled to indemnification for Losses in excess of the General Basket.

Section 8.6 Certain Other Restrictions on Indemnification.

(a) Notwithstanding anything contained in this Agreement to the contrary, no Buyer Indemnified Party will have any right to indemnification under this Agreement with respect to any Losses to the extent (and only to the extent) such Losses (i) arise solely out of changes after the Closing Date in applicable Law or interpretations or applications thereof (provided that this clause (i) will not apply with respect to any Taxes of the Company (or allocable to) any tax period (or portion thereof) ending on or before the Closing Date), or (ii) are duplicative of Losses that have previously been recovered.

(b) No Indemnified Party will have any right to indemnification under this Agreement with respect to any Loss, cause of action or other claim to the extent such Loss is a Loss, cause of action or claim with respect to which such Indemnified Party has taken action (or caused action to be taken) with the primary intent of either accelerating or postponing, as applicable, the time period in which such matter is asserted or payable in order to cause a claim to be made prior to or following the applicable expiration date set forth in Section 8.1, as the case may be.

Section 8.7 Exclusive Remedy. The Parties acknowledge, on behalf of themselves and on behalf of the other Indemnified Parties, that from and after the Closing, except as provided in Section 1.5, Section 5.10 and Section 10.21 and the definition of “Local Pension Plan Adjustment,” their sole and exclusive remedy with respect to the subject matter of this Agreement will be pursuant to the indemnification provisions set forth in this Article VIII other than rights, claims and causes of action (a) arising out of or relating to the Ancillary Agreements, which will be governed by and subject to the terms and conditions set forth such Ancillary Agreement (it being understood and agreed that nothing in the Settlement and Release Agreement shall release or otherwise modify any rights, claims and causes of action arising under this Agreement or any Ancillary Agreement other than the Settlement and Release Agreement) or (b) arising out of Fraud. Notwithstanding anything in this Agreement to the contrary, if the Closing occurs, in no event shall any Buyer Indemnified Party be entitled to indemnification or any other recovery pursuant to this Agreement (including liquidated damages pursuant to Section 10.21(c)), and Buyer shall be deemed to have waived all of its rights and remedies, whether at law or in equity, and shall not be entitled to recover any Losses, in connection with any action or inaction which is included in a Specified Trigger Event (x) that occurred prior to the Closing and (y) with respect to which Buyer or its Affiliates had knowledge prior to the Closing.

Section 8.8 Title Insurance. In the event any Buyer Indemnified Party has any claims for Losses against Seller or Seller Parent arising from any defect in fee title to the Owned Real Property, Buyer or the Company will tender a claim for such Losses in writing to the Title Insurer (unless, and then only to the extent that, Buyer in good faith believes such Losses and defects are not covered by the Owner’s Title Policy) and provide a copy of such tender to Seller. Following tender of such a claim to the Title Insurer, no Buyer Indemnified Party will seek remedy directly from Seller or Seller Parent until the earliest of (a) the date on which Buyer or the Company receives a written rejection of all or any portion or element of the claim from the Title Insurer, (b) the date that is ninety (90) days following the date of tender of such claims to the Title Insurer (irrespective of the status of such claims), and (c) the twentieth (20th) day prior to the end of the period in which Buyer or the Company could make such Claim under Section 8.1.

Section 8.9 Calculation and Mitigation of Losses.

(a) Without limiting Section 8.8, and excluding any claim of liquidated damages related to a breach following the Closing pursuant to Section 10.21, the amount of any Losses for which indemnification is provided under this Article VIII will be net of any amounts recovered by such Indemnified Party under insurance policies or other collateral sources with respect to such Losses in excess of the sum of (i) reasonable, out-of-pocket costs and expenses relating to collection under such policies or other collateral sources, and (ii) the deductible associated therewith to the extent actually paid or otherwise applied. The Indemnified Parties will use their commercially reasonable efforts to pursue such insurance policies or collateral sources (which efforts will not require the initiation of litigation or pursuit (or continued pursuit) to the extent such claim is reasonably determined by the Indemnified Parties to not be covered and payable under or by such insurance policies or collateral sources), and in the event that the Indemnified Parties actually receive any recovery, the amount of such recovery will be applied first, to the Indemnified Parties in an amount equal to the sum of (i) reasonable, out-of-pocket costs and expenses relating to collection under such policies or other collateral sources, and (ii) the deductible associated therewith to the extent actually paid or otherwise applied, second, to refund any payments made by the Indemnifying Parties in respect of indemnification claims pursuant to this Article VIII which would not have been so paid had such recovery been obtained prior to such payment, if any, and third, any excess to the Indemnified Parties. If an Indemnified Party fails to pursue recoveries under any “occurrence”-based insurance policies or other collateral sources, then the Indemnifying Party will have the right of subrogation to pursue such insurance policies or other collateral sources (to the extent consistent with the terms of such policies) and may take any reasonable actions necessary to pursue such rights of subrogation in their name or the name of the party from whom subrogation is obtained; provided, that the Indemnified Party shall be under no obligation to assist the Indemnifying Party in respect of such right of subrogation over and above the “commercially reasonable efforts” standard set forth above. Buyer, Buyer Parent and the Company will reasonably cooperate, and cause their respective Representatives and Affiliates to reasonably cooperate, with Seller to pursue any such subrogation claim.

(b) Each Party’s right to indemnification hereunder will be subject to its obligations under applicable Law, including under common law, to mitigate damages.

Section 8.10 Tax Matters. To the extent the provisions of this Article VIII with respect to Taxes contradict the provisions contained in Article VI, the provisions of Article VI shall control.

ARTICLE IX

TERMINATION; CASUALTIES; CONDEMNATION

Section 9.1 Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by mutual written consent of Buyer and Seller;

(ii) by Buyer, if Seller, Seller Parent or the Company breaches (or fails to perform) in any material respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) if susceptible of cure, has not been cured within thirty (30) days following Buyer’s delivery to Seller of written notice of such breach or failure to perform and (C) has not been waived in writing by Buyer; provided, however, that (without limitation of any other remedies available to Buyer, including but not limited to the right to terminate pursuant to Section 9.1(a)(vii)) the right to terminate this Agreement pursuant to this Section 9.1(a)(ii) will not be available in connection with a breach by Seller, Seller Parent or the Company of Section 5.12 or Section 10.25;

(iii) by Seller, if Buyer or Buyer Parent breaches (or fails to perform) in any material respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) if susceptible of cure, has not been cured within thirty (30) days following Seller’s delivery to Buyer of written notice of such breach or failure to perform and (C) has not been waived in writing by Seller;

(iv) by either Seller or Buyer, if any of the conditions set forth in Article VII have not been satisfied or deemed satisfied or waived (by the applicable party entitled to waive each such condition) as of the Outside Closing Date, as may be extended by mutual agreement or automatically in accordance with Section 9.1(c); provided, that the right to terminate this Agreement under this Section 9.1(a)(iv) will not be available to a party (A) whose failure to fulfill an obligation under this Agreement (including pursuant to Section 5.9), (B) whose material breach of a representation or warranty, covenant or agreement set forth in this Agreement, and/or (C) whose material delay or non-performance, shall (in the case of clauses (A), (B) or (C)) have been a material cause of, or shall have resulted in, the right to terminate this Agreement pursuant to this Section 9.1(a)(iv).

(v) by either Seller or Buyer, in the event that any federal or state level Governmental Authority will have issued an order, decree or ruling or taken any other action specifically restraining, enjoining or otherwise prohibiting, restraining, or conditioning the Transactions and such order, decree, ruling or other action has become final and nonappealable to the extent that such order, decree or ruling has not been vacated prior to the Outside Closing Date (as may be extended automatically or by mutual agreement of the Parties in accordance with this Agreement); provided that the party so requesting termination has used its reasonable best efforts, in accordance with Section 5.9, to have such order, decree, ruling or other action vacated, terminated or withdrawn;

(vi) by Buyer, in accordance with Section 9.3(a); or

(vii) by Buyer, upon the occurrence of a Specified Trigger Event.

(b) The Party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)(i)) will be required to give prompt written notice of such termination to the other Parties in order for such termination to be effective. In the case of a termination pursuant to Section 9.1(a)(vii), Buyer shall give written notice of such termination to Seller, three (3) Business Days prior to such termination being effective.

(c) Notwithstanding anything in this Agreement to the contrary, and provided that the condition set forth in Section 7.1(a) is satisfied on or before the Outside Closing Date, the Outside Closing Date shall be automatically extended for a period of sixty (60) additional days if on or before the date originally set as the Outside Closing Date, a California state level Governmental Authority has commenced litigation regarding the legality of the Transactions under any state or federal antitrust law, including but not limited to the Clayton Act, and the litigation has not been settled or withdrawn, or this condition waived by Buyer and Buyer’s Parent, before such original Outside Closing Date.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement will become void and there will be no liability on the part of any Party except for the provisions Section 5.6 (Confidentiality), Section 5.7 (Public Announcements), this Section 9.2 (Effect of Termination), Section 10.6 (Professional Fees and Expenses), Section 10.9 (Notices), Section 10.12 (No Third-Party Beneficiaries), Section 10.13 (Governing Law), Section 10.17 (Waiver of Jury Trial), Section 10.21 (Default; Remedies) and Article XI (Escrow Instructions). For the avoidance of doubt, each of the Confidentiality Agreement and the Non-Solicitation Agreement will survive the termination of this Agreement in accordance with their respective terms. Nothing in this Article IX will be deemed (a) to release any Party from any liability for any material breach by such Party of this Agreement or fraudulent acts by such Party, the remedies for which will not be limited by the provisions of this Section 9.2, or (b) to impair the right of any Party to compel specific performance by the other Parties of their obligations under this Agreement.

Section 9.3 Casualties.

(a) If prior to the Closing Date, all or any part of the Owned Real Property or the other assets of the Company are damaged by reason of earthquake, flood, fire, windstorm, hail, explosion or other casualty, Seller will immediately deliver written notice to Buyer of such fact. If (i) the cost of repairing such damage (after being reduced or offset by any insurance proceeds to be made available to Buyer and any sums that Seller agrees to make available (such amount from Seller, the “Seller Casualty Contribution”)) will exceed fifteen million dollars ($15,000,000) and/or (ii) Buyer reasonably expects that restoration of the Owned Real Property to substantially the condition existing prior to the occurrence thereof is not possible or will take longer than six (6) months (in either case, a “Material Casualty Event”), Buyer will have the option, to be exercised within thirty (30) days of receipt of such notice from Seller (but in any event no later than the Closing Date), to terminate this Agreement upon delivery of written notice thereof to Seller, in which case the Initial Payment (including earnings thereon) and the Escrow Amount (including earnings thereon) will be returned to Buyer. If Buyer fails to elect to terminate this Agreement within such period or if the actual cost to repair the damage to the Owned Real Property or the other assets of the Company (after being reduced or offset by funds made or to be made available from insurance or the Seller Casualty Contribution) will not exceed fifteen million dollars ($15,000,000), then Seller will make an assignment of insurance proceeds (including, without limitation, the proceeds of any business interruption insurance applicable to the period after Closing) effective upon the Closing (less any amounts expended prior to Closing by Seller in addressing the damage caused by the casualty event) and provide Buyer with a credit against the Purchase Price in an amount equal to the Seller Casualty Contribution (the “Casualty Credit”).

(b) Prior to the Closing Date or termination of this Agreement in accordance with this Section 9.3, Seller will not designate counsel, appear in, or otherwise act with respect to recovery of, or settlement of any claim for, the insurance proceedings without Buyer’s prior written consent.

Section 9.4 Condemnation.

(a) If prior to the Closing Date, all or any part of the Owned Real Property is subject to a Taking by any entity with condemnation authority (or is in fact so taken), Seller will immediately deliver written notice to Buyer of such fact. Buyer will not have a right to terminate this Agreement or postpone the Closing due to or as a result of any actual or threatened Taking. At the Closing, Seller will assign to Buyer all of Seller’s rights to any award payable by reason of such Taking.

(b) If a condemnation Action is commenced or threatened prior to Closing, Seller will discuss with Buyer how Seller will respond to such Action, will retain legal counsel to address the matter and will not designate counsel or otherwise act with respect to defense or settlement of such condemnation Action without Buyer’s prior written consent, it being agreed that Buyer shall be invited to participate in any such defense or negotiations regarding settlement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 As-Is. Except as expressly set forth in Seller’s or the Company’s representations and warranties set forth in Article II or Article III, respectively, Buyer is acquiring the assets of the Company (through the purchase of the Membership Interests) in their respective existing condition, “AS-IS, WHERE-IS, WITH ALL FAULTS,” and as of the Effective Date, each of Buyer and Buyer Parent will have made or will be deemed to have waived all inspections and investigations of the Owned Real Property, the other assets of the Company and the vicinity of the Owned Real Property that Buyer and Buyer Parent believe are necessary to protect their own interests in, and their contemplated use of, the Owned Real Property and the other assets of the Company.

Section 10.2 No Additional Representations and Warranties. Each of Buyer and Buyer Parent acknowledges and agrees, on behalf of itself and its Affiliates, that (i) the representations and warranties of Seller and the Company expressly set forth in Article II and Article III, respectively, and in the Ancillary Agreements (if any), constitute the sole and exclusive representations and warranties of Seller and the Company in connection with this Agreement and the Transactions, (ii) except as expressly set forth in Article II and Article III and in the Ancillary Agreements, all other representations and warranties of any kind or nature expressed or implied (including any relating to future or historical financial condition, results of operations, assets or liabilities of the Company or the quality, quantity or condition of the assets of the Company) are specifically disclaimed by Seller and the Company, and neither Seller nor the Company makes or provides no other representation or warranty, in each case, express or implied, including as to (A) the accuracy or completeness of any information provided or made available to Buyer or its Representatives, (B) the quality, merchantability, fitness for a particular purpose or condition of the assets of the Company or the Business, (C) the nature and condition of the Owned Real Property or other assets of the Company, including the water, soil and geology, the suitability thereof and of the Owned Real Property for any and all activities and uses which Buyer may elect to conduct thereon, the existence of any environmental hazards or any conditions thereon, (D) the nature and extent of any right-of-way, lease, possession, lien, encumbrance, license, reservation, condition or otherwise, and (E) the compliance of the Owned Real Property or other assets of the Company or their operation with any government regulations, and (iii) none of Seller, Seller Parent or any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer and its Representatives and Affiliates, or Buyer’s or any of its Representatives’ or Affiliates’ use, of any written or oral information, and any information, documents or material made available to Buyer and its Representatives in any form.

Section 10.3 Due Diligence Review; Disclaimer Regarding Projections.

(a) Each of Buyer and Buyer Parent has such knowledge and experience, and has made investments and acquisitions of a similar nature, as to be aware of the substantial risks and uncertainties inherent in the purchase of the equity interests and assets of the type contemplated by this Agreement and has independently, and without reliance upon Seller, Seller Parent, the Company or their respective Affiliates (except for reliance on the representations and warranties expressly set forth in Article II and Article III), and based on such information as Buyer and Buyer Parent have deemed appropriate, formed its own independent judgment and made its own analysis and decision to enter into this Agreement.

(b) In connection with Buyer’s investigation of the Company and the Business, Buyer and its Representatives have received from Seller and the Company (directly or through their respective Representatives) certain projections, estimates and other forecasts and certain business plan information, including with respect to future performance of the Business, Bookings and/or parking or sponsorship opportunities (collectively, the “Projections”). Each of Buyer and Buyer Parent acknowledges that there are uncertainties inherent in attempting to make the Projections, that it is familiar with such uncertainties, that it is making its own evaluation of the adequacy and accuracy of all of the Projections so furnished to it and its use of, or reliance on, the Projections will be at its sole risk, and without limiting any other provisions of this Agreement, that it will have no claim against anyone with respect to the Projections.

Section 10.4 Buyer’s Release. As of the Closing, Buyer and Buyer Parent hereby fully and irrevocably release Seller, Seller Parent and their respective Affiliates from any and all claims that Buyer or Buyer Parent may have or hereafter acquire against Seller, Seller Parent or any of their respective Affiliates for any cost, loss, liability, damage, expense, demand, action or cause of action to the extent arising from or related to any matter of any nature relating to the condition or operation of the Owned Real Property (including any latent or patent construction defects, errors or omissions, compliance with law matters, Hazardous Substances and other environmental matters within, under or upon, or in the vicinity of the Owned Real Property, including, without limitation, any Environmental Laws) (“Owned Real Property Claims”). The foregoing release by Buyer and Buyer Parent includes, without limitation, any Owned Real Property Claims Buyer and/or Buyer Parent may have pursuant to any statutory or common law right Buyer or Buyer Parent may have to receive disclosures from Seller, including, without limitation, any disclosures as to the Owned Real Property’s location within areas designated as subject to flooding, fire, seismic or earthquake risks by any federal, state or local entity, the presence of Hazardous Substances on or beneath the Owned Real Property, the need to obtain flood insurance, the certification of water heater bracing and/or the advisability of obtaining title insurance, or any other condition or circumstance affecting the Owned Real Property, its financial viability, use or operation, or any portion thereof. This release includes Owned Real Property Claims of which Buyer and Buyer Parent are presently unaware or which neither Buyer nor Buyer Parent presently suspects to exist in its favor which, if known by Buyer or Buyer Parent, would materially affect Buyer’s and Buyer Parent’s release of Seller and Seller Parent. In connection with the general release set forth in this Section 10.4, each of Buyer and Buyer Parent specifically waives the provisions of California Civil Code Section 1542, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

THE PARTIES WITNESS THEIR AGREEMENT TO THIS RELEASE PROVISION BY INITIALING THIS SECTION:

Seller: /s/ AL	Buyer: /s/ BAV

Seller Parent: /s/ AL	Buyer Parent: /s/ BAV

Company: /s/ AL

Notwithstanding anything to the contrary set forth in this Section 10.4, the foregoing release is not intended to and does not cover (i) any claims arising from a breach of Seller’s, Seller Parent’s or the Company’s representations or warranties set forth in Article II and Article III, respectively, or in any Ancillary Agreement or (ii) any other breach by Seller or Seller Parent of any indemnity or other express obligation of Seller or Seller Parent under this Agreement or any Ancillary Agreement which by its terms survives the Closing.

Section 10.5 Health and Safety Code Acknowledgement. Each of Buyer and Buyer Parent acknowledges that the sole inquiry and investigation Seller and the Company have conducted in connection with the environmental condition of the Owned Real Property is to obtain the environmental report(s) which are part of the due diligence items, including without limitation those reports referred to in Section 3.13(d), and that, for purposes of California Health and Safety Code Section 25359.7, each of Buyer and Buyer Parent agrees not to claim or allege in any Action that Seller or the Company have failed to act reasonably in relying upon said inquiry and investigation. The delivery of this Agreement constitutes written notice to Buyer and Buyer Parent under such code section.

Section 10.6 Professional Fees and Expenses; Attorneys’ Fees. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated. Subject to the limitations set forth in this Agreement, and except as may be otherwise specifically addressed in this Agreement, in the event of any dispute related to or based upon this Agreement, the prevailing party will be entitled to recover from the other party its reasonable attorneys’ fees and costs.

Section 10.7 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each Party.

Section 10.8 Waiver. No failure or delay of any Party in exercising any right or remedy under this Agreement will operate as a waiver of any right or remedy, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties under this Agreement are cumulative and are not exclusive of any rights or remedies which they would otherwise have under this Agreement. Any agreement on the part of any Party to any such waiver will be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party.

Section 10.9 Notices. All notices and other communications under this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally or by facsimile or email, receipt acknowledged, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices under this Agreement will be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i) if to Seller or Seller Parent (or, prior to the Closing, the Company), to:

MSG Sports & Entertainment, LLC

2 Penn Plaza

New York, New York 10121

Attention: General Counsel

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

400 South Hope Street, 18th Floor

Los Angeles, California 90071

Attention: Greg Thorpe, Esq.

Email: gthorpe@omm.com

Facsimile: (213) 430-6407

(ii) if to Buyer or Buyer Parent (or, following the Closing, the Company), to:

10400 NE 4th St.

Suite 3000

Bellevue, WA 98004

Attention: Brandt Vaughan

Email: brandt@ballmergroup.com

Facsimile: (425) 642-0021

with a copy (which shall not constitute notice) to:

Helsell Fetterman

1001 Fourth Avenue, Suite 4200

Seattle, WA 98154

Attention: Andrew Kinstler

Email: akinstler@helsell.com

Facsimile: (206) 340-0902

Section 10.10 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement, in any Schedule or in any Exhibit are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein will have the meaning as defined in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. Except as otherwise provided or unless the context otherwise requires, whenever used in this Agreement, (a) any noun or pronoun will be deemed to include the plural and the singular, (b) the use of masculine pronouns will include the feminine and neuter, (c) the word “or” will be inclusive and not exclusive, and (d) each reference to any Law will be to such Law as amended, supplemented or otherwise modified from time to time. Unless otherwise expressly provided in this Agreement, the measure of a period of one (1) month or one (1) year for purposes of this Agreement will be that date of the following month or year corresponding to the starting date; provided, however, that if no corresponding date exists, the measure will be that date of the following month or year corresponding to the next day following the starting date. For example, one (1) month following February 18th is March 18th, and one (1) month following March 31 is May 1.

Section 10.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements, the Confidentiality Agreement and the Non-Solicitation Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Notwithstanding any oral agreement or course of action of the parties or their Representatives to the contrary, no Party will be under any legal obligation to enter into or complete the Transactions unless and until this Agreement has been executed and delivered by each of the Parties.

Section 10.12 No Third-Party Beneficiaries. Except as provided in Section 5.10, Section 5.13 and Article VIII, nothing in this Agreement, express or implied, is intended to or will confer upon any Person other than the Attorneys, the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 10.13 Governing Law; Jurisdiction. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby will be governed by, and construed in accordance with, the internal laws of the State of California, without regard to conflict of laws principles. Other than as set forth in Section 1.5(b)

and Section 10.21(a), any legal suit, action or proceeding arising out of or based upon this Agreement will be instituted in the Superior Court for the State of California, County of Los Angeles located in the City of Santa Monica or, if such court lacks subject matter jurisdiction, in any California state or federal court sitting in the County of Los Angeles or other appropriate California State or federal court (other than any California state or federal court sitting in the City of Inglewood or City of Torrance), and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding, and service of process, summons, notice or other document sent by mail to such Party’s address set forth in this Agreement will be effective service of process for any suit, action or other proceeding brought in such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 10.14 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent will be null and void; provided, however, that Buyer may assign this Agreement to any Affiliate of Buyer without the prior consent of Seller, Seller Parent and the Company (provided that Buyer will remain primarily liable under this Agreement following any such assignment and will be deemed to have unconditionally guaranteed the performance of its obligations under this Agreement by any such assignee). The assigning Party will provide the other Parties written notice of any such assignment within three (3) days following the date of the assignment. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and assigns.

Section 10.15 Currency. All references to “Dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States Dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 10.16 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.17 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY THE PARTIES, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.

NOTWITHSTANDING THE FOREGOING TO THE CONTRARY, IN THE EVENT THAT THE JURY TRIAL WAIVER CONTAINED HEREIN SHALL BE HELD OR DEEMED TO BE UNENFORCEABLE, EACH PARTY HEREBY EXPRESSLY AGREES TO SUBMIT TO JUDICIAL REFERENCE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1 ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING HEREUNDER FOR WHICH A JURY TRIAL WOULD OTHERWISE BE APPLICABLE OR AVAILABLE. PURSUANT TO SUCH JUDICIAL REFERENCE, THE PARTIES HEREBY AGREE TO THE APPOINTMENT OF A SINGLE REFEREE AND SHALL USE THEIR BEST EFFORTS TO AGREE ON THE SELECTION OF A REFEREE. IF THE PARTIES ARE UNABLE TO AGREE ON A SINGLE REFEREE, A REFEREE SHALL BE APPOINTED BY THE COURT UNDER CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 AND 640 TO HEAR ANY DISPUTES HEREUNDER IN LIEU OF ANY SUCH JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT THE APPOINTED REFEREE SHALL HAVE THE POWER TO DECIDE ALL ISSUES IN THE APPLICABLE ACTION OR PROCEEDING, WHETHER OF FACT OR LAW, AND SHALL REPORT A STATEMENT OF DECISION THEREON; PROVIDED, HOWEVER, THAT ANY MATTERS WHICH WOULD NOT OTHERWISE BE THE SUBJECT OF A JURY TRIAL WILL BE UNAFFECTED BY THIS WAIVER AND THE AGREEMENTS CONTAINED HEREIN. THE PARTIES HERETO HEREBY AGREE THAT THE PROVISIONS CONTAINED HEREIN HAVE BEEN FAIRLY NEGOTIATED ON AN ARMS-LENGTH BASIS, WITH EACH PARTY AGREEING TO THE SAME KNOWINGLY AND BEING AFFORDED THE OPPORTUNITY TO HAVE THEIR RESPECTIVE LEGAL COUNSEL CONSENT TO THE MATTERS CONTAINED HEREIN. ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS CONCLUSIVE EVIDENCE OF THIS WAIVER AND AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY AND THE AGREEMENTS CONTAINED HEREIN REGARDING THE APPLICATION OF JUDICIAL REFERENCE IN THE EVENT OF THE INVALIDITY OF SUCH JURY TRIAL WAIVER.

Section 10.18 Counterparts. This Agreement and any amendment to this Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 10.19 Facsimile Signature; PDF Exchange. This Agreement and any amendment to this Agreement may be executed by facsimile signature or by exchange of PDF copies by email, and a facsimile signature or one delivered by PDF (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., via www.DocuSign.com) will constitute an original for all purposes.

Section 10.20 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.21 Default; Remedies.

(a) Specific Performance. Each of the Parties agrees that irreparable damage would occur to the other Parties in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. Accordingly, each of the Parties agrees that the other Parties will be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in any California State or federal court sitting in the County of Los Angeles (other than any California State or federal court sitting in the City of Inglewood or the City of Torrance) or, if such court lacks subject matter jurisdiction, in any appropriate California State or federal court (other than any California State or federal court sitting in the City of Inglewood or the City of Torrance), this being in addition to any other remedy to which such Party is entitled at law or in equity; provided that no Party will be entitled to recover lost profits, and such Party’s damage remedy for breaches of representations, warranties, covenants and agreements will be subject to and limited by the other terms and conditions of this Agreement, including Section 8.5. Each Party further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any applicable Law to post security as a prerequisite to obtaining equitable relief.

(b) Remedies. If the Transactions are not consummated and this Agreement is terminated by either Buyer or Seller, and such termination is not a Refund Termination Event, Seller will have the option to retain the Initial Payment (including earnings thereon) previously delivered to the Escrow Agent by Buyer and may also sue for any and all other damages as provided for in this Agreement, this being in addition to any other remedy to which Seller is entitled at law or in equity, including specific performance pursuant to Section 10.21(a).

(c) Liquidated Damages for Specified Triggers. IF A SPECIFIED TRIGGER EVENT OCCURS FOLLOWING THE CLOSING AND PRIOR TO THE EARLIER OF (I) THE FIFTH (5TH) ANNIVERSARY OF THE CLOSING OR (II) THE RECEIPT OF A CERTIFICATE OF OCCUPANCY FOR THE ARENA FACILITY OF THE BUYER ARENA PROJECT, IT SHALL BE A MATERIAL AND ADVERSE EVENT AND THE BUYER WILL SUFFER DIRECT AND SUBSTANTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO DELAY IN THE ABILITY TO SECURE APPROVALS FOR A NEW ARENA, LOSS OF PATRONAGE DUE TO THE LACK OF A SEPARATE AND PERMANENT FACILITY, AND TEMPORARY FACILITY COSTS, WHICH DAMAGES CANNOT BE DETERMINED WITH REASONABLE CERTAINTY. TO COMPENSATE BUYER, BUYER PARENT AND THEIR AFFILIATES FOR SUCH DAMAGES, UPON THE OCCURRENCE OF A SPECIFIED TRIGGER EVENT THAT BUYER GAINS KNOWLEDGE OF FOLLOWING THE CLOSING AND PRIOR TO THE EARLIER OF (I) THE FIFTH (5TH) ANNIVERSARY OF THE CLOSING OR (II) THE RECEIPT OF A CERTIFICATE OF OCCUPANCY FOR THE ARENA FACILITY OF THE BUYER ARENA PROJECT, SELLER AND SELLER PARENT, JOINTLY AND SEVERALLY, SHALL MAKE A ONE-TIME PAYMENT TO BUYER AS LIQUIDATED DAMAGES AND NOT AS A PENALTY, THE AGGREGATE SUM OF ONE-HUNDRED MILLION DOLLARS ($100,000,000). SELLER HEREBY WAIVES ANY RIGHT TO SET-OFF OR COUNTERCLAIM AGAINST SUCH AMOUNT. THE PARTIES EXPRESSLY AGREE THAT THE LIQUIDATED DAMAGES AMOUNT IS

A REASONABLE AMOUNT, BASED ON THE CIRCUMSTANCES IN EXISTENCE AS OF THE EFFECTIVE DATE, TO BE DESIGNATED LIQUIDATED DAMAGES UPON THE OCCURRENCE OF A SPECIFIED TRIGGER EVENT THAT TAKES PLACE FOLLOWING THE CLOSING. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT ANY OF THE EXPRESS INDEMNITIES OR OTHER AGREEMENTS CONTAINED IN THIS AGREEMENT, AND THIS LIQUIDATED DAMAGES PROVISION SHALL NOT APPLY TO SUCH OTHER EXPRESS INDEMNITIES AND AGREEMENTS.

ACKNOWLEDGED AND AGREED:

Seller:	Buyer:

/s/ AL	/s/ BAV

Seller Parent:	Buyer Parent:

/s/ AL	/s/BAV

Company:

/s/ AL

Section 10.22 No Personal Liability. Notwithstanding anything to the contrary herein, nothing in this Agreement will create any personal liability for any Seller Group Member (other than Seller Parent) or any Buyer Group Member (other than Buyer Parent).

Section 10.23 No Presumption Against Drafting Party. Each of the Parties acknowledges that each Party has been represented by legal counsel in connection with this Agreement and the Transactions. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.24 Joint and Several Liability.

(a) Each payment obligation and liability of Buyer or Buyer Parent pursuant to this Agreement (including, without limitation, (i) the obligation to deliver the Initial Payment pursuant to Section 1.2(b)(i), (ii) the obligation to deliver the Escrow Amount pursuant to Section 1.2(b)(ii), (iii) the obligation to pay the Shortfall Amount (if any) pursuant to Section 1.3(f), (iv) the obligation to pay or cause to be paid the Purchase Price pursuant to Section 1.2(b)(iv), (v) the obligation to make any post-Closing adjustment payments pursuant to Section 1.5(c), (vi) any Tax proration payment pursuant to Section 6.1, and (vii) any indemnification obligations pursuant to Section 8.3) (the “Buyer Obligations”) are the joint and several obligations of each of Buyer and Buyer Parent. Each of Buyer and Buyer Parent will be jointly and severally liable as primary obligor and not merely as surety for all of the Buyer Obligations. No formal change, amendment, modification or waiver of any terms or conditions of this Agreement or any Ancillary Agreement, no extension in whole or in part of the time for the performance by Buyer of its obligations hereunder or thereunder, and no settlement, compromise, release, surrender, modification or impairment of, or exercise or failure to exercise any claim, right or remedy of any kind or nature in connection herewith or therewith, will affect, impair or discharge, in whole or in part, the liability of Buyer or Buyer Parent for the full, prompt and unconditional performance of the Buyer Obligations. Without limiting the generality of the foregoing, (x) Seller may seek payment of the Buyer Obligations directly from Buyer Parent without first seeking satisfaction of any or all of the Buyer Obligations from Buyer, and (y) upon breach by Buyer or Buyer Parent of any of the Buyer Obligations, proceed against Buyer or Buyer Parent, without joining all Persons liable or potentially liable, for any portion of the Buyer Obligations in one action.

(b) Each payment obligation and liability of Seller or Seller Parent pursuant to this Agreement (including, without limitation, (i) the obligation to make any post-Closing adjustment payments pursuant to Section 1.5(c)), (ii) any Tax proration payment pursuant to Section 6.1, (iii) any indemnification obligations pursuant to Section 8.2), and any liquidated damages payment following the Closing pursuant to Section 10.21(c) (the “Seller Obligations”) are the joint and several obligations of each of Seller and Seller Parent. Each of Seller and Seller Parent will be jointly and severally liable as primary obligor and not merely as surety for all of the Buyer Obligations. No formal change, amendment, modification or waiver of any terms or conditions of this Agreement or any Ancillary Agreement, no extension in whole or in part of the time for the performance by Seller of its obligations hereunder or thereunder, and no settlement, compromise, release, surrender, modification or impairment of, or exercise or failure to exercise any claim, right or remedy of any kind or nature in connection herewith or therewith, will affect, impair or discharge, in whole or in part, the liability of Seller or Seller Parent for the full, prompt and unconditional performance of the Seller Obligations. Without limiting the generality of the foregoing, (x) Buyer may seek payment of the Seller Obligations directly from Seller Parent without first seeking satisfaction of any or all of the Seller Obligations from Seller, and (y) upon breach by Seller or Seller parent of any of the Seller Obligations, proceed against Seller or Seller Parent, without joining all Persons liable or potentially liable, for any portion of the Seller Obligations in one action.

Section 10.25 Buyer Arena Materials. The Parties mutually agree to be bound by and comply with the obligations set forth in Schedule 10.25 relating to third party consultants and lawyers retained by or on behalf of Seller, Seller Parent, IRATE or the Company.

Section 10.26 Disclaimer of Sufficiency of Assets. The Business relies in part on the assets, properties and services of Seller, Seller Parent and certain of their respective Affiliates (“Affiliate Arrangements”) in order to conduct the Business, and subject to the express representations and warranties regarding the sufficiency of assets set forth in Article III, each of Buyer and Buyer Parent acknowledges and agrees that in order to conduct the Business in the manner it was conducted prior to the Closing, Buyer will be required to arrange certain services to support the Business as it was supported by Seller, Seller Parent and their respective Affiliates prior to the Closing, including, for example, services relating to ticketing, sponsorship, marketing, financial/accounting, bank accounts, tax, legal, human resources, information technology, communications/public relations, government affairs and community relations, all of which are Affiliate Arrangements under this Agreement. None of Buyer, Buyer Parent or their respective Affiliates (including, after the Closing, the Company) will have any rights under any such Affiliate Arrangements or other arrangements with Seller, Seller Parent or their respective Affiliates (other than pursuant to the Transition Services Agreement and the Sponsorship Allocation Agreements) for such services immediately after the consummation of the Closing.

ARTICLE XI

ESCROW INSTRUCTIONS

Section 11.1 Instructions. Upon the execution of this Agreement, Buyer and Seller (or any of them) will deposit a copy of this Agreement executed by the Parties with the Escrow Agent. This Agreement, together with such further instructions, if any, as the Parties jointly provide to the Escrow Agent by written agreement, will constitute the escrow instructions. If any requirements relating to the duties or obligations of the Escrow Agent under this Agreement are not acceptable to the Escrow Agent, or if the Escrow Agent requires additional instructions, the Parties agree to make such deletions, substitutions and additions to this Agreement, or to provide such additional instructions, as counsel for Buyer and Seller will mutually approve, which additional instructions will not substantially alter the terms of this Agreement unless otherwise expressly agreed to by Buyer and Seller in writing.

Section 11.2 Deposits into Escrow. Seller will make its deposits into escrow in accordance with Section 1.3(c). Buyer will make (or cause to be made) its deposits into escrow in accordance with Section 1.3(b) and Section 1.3(d). The Escrow Agent is authorized to release the escrowed items only if and when: (i) the Escrow Agent has received all items and funds to be delivered (or caused to be delivered) to the Escrow Agent by Seller and Buyer pursuant to Sections 1.3(b) through and including Section 1.3(f) (or has received written notice that such item(s) have been waived from the party to whom such item(s) were to be delivered); (ii) the Title Insurer has provided written notice that it will issue upon the Closing the Owner’s Title Policy; and (iii) the Escrow Agent has received written notice from Seller that Seller has received the Estimated Closing Purchase Price Amount from Buyer (the “Funds Notice”).

Section 11.3 Demand for Initial Payment. Upon the receipt of a written demand for the Initial Payment or any other funds held in escrow by the Escrow Agent in accordance with this Agreement (together with the Initial Payment and any interest accrued thereon, collectively, “Escrow Funds”) by Seller or Buyer pursuant to the terms of this Agreement, the Escrow Agent will promptly give notice thereof (including a copy of such demand) to the other Party. The other Party will have the right to object to the delivery of the Escrow Funds by giving written notice of such objection to the Escrow Agent at any time within ten (10) days after such Party’s receipt of notice from the Escrow Agent, but not thereafter. Such notice will set forth the basis (in reasonable detail) for objecting to the delivery of the Escrow Funds. Upon receipt of such notice of objection, the Escrow Agent will promptly give a copy of such notice to the Party that filed the written demand. If the Escrow Agent has timely received such notice of objection, the Escrow Agent will continue to hold the Escrow Funds until (a) the Escrow Agent receives joint written notice from Seller and Buyer directing the disbursement of the Escrow Funds, in which case the Escrow Agent will then disburse the Escrow Funds in accordance with such direction, (b) litigation is commenced between Seller and Buyer, in which case the Escrow Agent will deposit the Escrow Funds with the clerk of the court in which such litigation is pending, or (c) the Escrow Agent takes such affirmative steps as the Escrow Agent may elect, at the Escrow Agent’s option and in its sole discretion, in order to terminate the Escrow Agent’s duties under this Agreement, including but not limited to depositing the Escrow Funds in court and commencing an action for interpleader, the costs thereof to be borne by whichever of Seller or Buyer is the losing party in such interpleader action, as determined by a final non-appealable order of such court. Upon filing an action in interpleader, or taking such other appropriate and necessary action, the Escrow Agent will be deemed to be fully released and discharged from any obligations, duties or requirements imposed by this Agreement.

Section 11.4 Deliveries Upon Close of Escrow. Provided that the Escrow Agent will not have received written notice in a timely manner from Buyer or Seller of the failure of any condition to the Closing or of the termination of the escrow, and if and when Buyer and Seller have deposited into escrow the matters required by this Agreement, the Title Insurer can and will issue the Owner’s Title Policy effective concurrently with the Closing and the Escrow Agent has received the Funds Notice from Seller, the Escrow Agent will: (i) deliver to Buyer (A) fifty percent (50%) of any interest earned on the Initial Payment, (B) any funds deposited by Buyer in excess of the amount required to be paid by Buyer under this Agreement, (C) the Owner’s Title Policy issued by the Title Insurer and (D) originals or copies of the Assignment and Assumption Agreement, the certificates contemplated by Section 1.3(c)(iii) and Section 1.3(c)(iv), the Closing Instructions, the Transition Services Agreement, the Settlement and Release Agreement, each of the Sponsorship Allocation Agreements, the Azoff Non-Solicitation Agreement, the OVG Non-Solicitation Agreement, and the Development Agreement Guarantor Release; (ii) deliver to Seller (A) if not already delivered, the Estimated Closing Purchase Price Amount plus fifty percent (50%) of any interest earned on the Initial Payment, by wire transfer in immediately available funds to an account designated in writing by Seller, (B) any funds deposited by Seller in excess of the amount required to be paid by Seller under this Agreement, and (C) originals or copies of the Assignment and Assumption Agreement, the Closing Instructions, the Transition Services Agreement, each of the Sponsorship Allocation Agreements, the Settlement and Release Agreement, the Azoff Non-Solicitation Agreement, the OVG Non-Solicitation Agreement, the Development Agreement Guarantor Release, the resolutions contemplated by Section 1.3(d)(viii) and the certificate contemplated by Section 1.3(d)(x); and (iii) cause the Development Agreement Guarantor Release to be recorded by the County Recorder of Los Angeles County, California, and thereafter mailed to Seller.

Section 11.5 Real Estate Reporting Person. The Escrow Agent is designated the “real estate reporting person” for purposes of section 6045 of title 26 of the United States Code and Treasury Regulation 1.6045-4 and any instructions or settlement statement prepared by the Escrow Agent will so provide. Upon the consummation of the Transactions, the Escrow Agent will file Form 1099 information return and send the statement to Seller as required under the aforementioned statute and regulation.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Buyer, Buyer Parent, the Company, Seller and Seller Parent have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUYER:

CAPSS LLC

By: /s/ Brandt Vaughan
Name: Brandt Vaughan
Title: Manager

BUYER PARENT:

POLPAT LLC

By: /s/ Brandt Vaughan
Name: Brandt Vaughan
Title: Manager

[Signature Page to Membership Interest Purchase Agreement]

COMPANY:

MSG FORUM, LLC

By: /s/ Andrew Lustgarten
Name: Andrew Lustgarten
Title: President

SELLER:

MSG NATIONAL PROPERTIES, LLC

By: /s/ Andrew Lustgarten
Name: Andrew Lustgarten
Title: President

SELLER PARENT:

MSG SPORTS & ENTERTAINMENT, LLC

By: /s/ Andrew Lustgarten
Name: Andrew Lustgarten
Title: President

[Signature Page to Membership Interest Purchase Agreement]

EXHIBIT A

DEFINITIONS

Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other lawsuit, arbitration, mediation or similar proceeding.

“ADA” means the Americans with Disabilities Act.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that, for purposes of this definition, Affiliates of Seller or, prior to the Closing, the Company, will only include the entity that has a class of common stock listed for trading on a U.S. national securities exchange which owns (directly or indirectly) a majority of the equity in Seller or the Company (the “Public Company Parent”) (currently, The Madison Square Garden Company) and Persons directly or indirectly controlled by the Public Company Parent.

“Ancillary Agreements” means the Transition Services Agreement, the Settlement and Release Agreement, the Sponsorship Allocation Agreements, the Common Interest Agreement, the Tri-Party Agreement, the Development Agreement Guarantor Release, the Closing Instructions, the Entitlement Counsel Letter, the Assignment and Assumption Agreement, the Non-Disparagement Agreement, and all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing in connection with this Agreement or the transactions contemplated hereby.

“Attorneys” means Latham and the other attorneys retained by Seller, Seller Parent, and Company in connection with the Buyer Arena Project Materials set forth on Schedule 10.25.

“Azoff Non-Solicitation Agreement” means that certain Non-Solicitation Agreement, substantially in the form attached hereto as Exhibit L-1, by and among Irving Azoff, an individual, and The Azoff Company LLC in favor of the Company.

“Booking Calendar” means the current events calendar for the Building (which sets forth which Bookings are firm, contingent, or holds), as may be updated from time to time following the Effective Date.

“Bookings” means all bookings, rental or use agreements, engagements and confirmed holds on the Building or any portion thereof, or of any other portion of the Owned Real Property (e.g., the parking lot).

“Building” means the arena facility commonly known as the LA Forum, which is part of the Owned Real Property.

“Business” means (i) the ownership and operation of the Owned Real Property and related assets (e.g., the Building, and all other structures, facilities, fixtures, systems, improvements and items of property associated with the Owned Real Property), (ii) the license, lease, or other temporary grant of rights to use the Owned Real Property or any portion thereof (e.g., as an event venue, parking facility, for filming, etc.), and (iii) all other activities related primarily to the ownership or operation of the Owned Real Property (e.g., engagement and compensation of employees and other service providers, sales of food and beverage to customers and advertising and sponsorship sales).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Los Angeles, California or New York, New York.

“Business Employee” and “Business Employees” mean, collectively, (i) all employees of the Company, and (ii) the individuals listed on Schedule A.

“Buyer Arena Project” means the planned new Los Angeles Clippers arena project of Buyer or its Affiliate to be located in Inglewood, California, including any related land assemblages, leases, permits, approvals, entitlements for use, construction, and operation, or any implementing requirements.

“Buyer Arena Project Materials” means comments, technical studies or reports on the EIR and/or in connection with any Governmental Authority’s approvals for the Buyer Arena Project, prepared by third party consultants and lawyers retained by or on behalf of Seller, Seller Parent, IRATE or the Company.

“Buyer Group Members” means, collectively, the members, partners, Representatives, related entities, Affiliates, successors and assigns of Buyer.

“Buyer Environmental Liabilities” means any liabilities and obligations:

(a) arising under, or pursuant to, Environmental Laws to the extent (i) arising or existing prior to the Forum Acquisition Date, (ii) arising from or related to the action or inaction of the Business, Buyer or the Buyer Group Members or their agents, contractors, invitees or guests after the Closing, or (iii) otherwise arising from or related to the condition of the Owned Real Property existing after the Closing, except, in the case of this clause (iii), to the extent such condition of the Owned Real Property arose after the Forum Acquisition Date but prior to the Closing so long as the liabilities and obligations relating to the conditions of the Owned Real Property existing prior to the Closing do not arise from, and are not related to, any change that occurs after the Closing to (A) the land use or zoning of the Owned Real Property, (B) the nature of the Business, (C) the use or permitted use of the Owned Real Property, (D) the physical condition of the Owned Real Property, including but not limited to any modification, construction, excavation, demolition or other physical changes to the Owned Real Property or (E) the activities conducted at the Owned Real Property; or

(b) arising under, or pursuant to, Environmental Laws to the extent such liabilities or obligations arise from or are related to any change that occurs after the Closing to (i) the land use or zoning of the Owned Real Property, (ii) the nature of the Business, (iii) the use or permitted use of the Owned Real Property, (iv) the physical condition of the Owned Real Property, including but not limited to any modification, demolition or other physical change to the Owned Real Property, or (v) the activities conducted at the Owned Real Property.

“CEQA” means the California Environmental Quality Act, including without limitation its implementing regulations.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act.

“City” means the City of Inglewood, California.

“City Development Loan” means the loan evidenced by that certain Promissory Note dated January 7, 2014, in the original principal amount of $18,000,000, issued by the Company, as borrower, to the City, as lender.

“City Litigants” means, collectively, the City, Successor Agency to the Inglewood Redevelopment Agency, Inglewood Parking Authority and Inglewood City Council.

“City Support Agreement” means that certain City Support Agreement entered into concurrently with this Agreement, among Seller Parent, Murphy’s Bowl, Buyer and Buyer Parent.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Interest Agreement” means that certain Common Interest Agreement entered into concurrently with this Agreement, by and among Seller, Seller Parent, the Company, Buyer and Buyer Parent.

“Company Intellectual Property” means all Intellectual Property owned by the Company.

“Confidentiality Agreement” means that certain Non-Disclosure & Confidentiality Agreement dated August 2, 2019, by and between Murphy’s Bowl and Seller Parent.

“Consultants” means the consultants retained by Latham and the Attorneys in connection with the Buyer Arena Project Materials set forth on Schedule 10.25.

“Contract” means any legally-binding contract or agreement, whether written or oral and whether express or implied.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Consumables” means all food and beverages (alcoholic, to the extent transferable under applicable Law, and non-alcoholic), engineering, maintenance and housekeeping supplies, including soap and cleaning materials; office supplies, stationary and printing supplies; and other supplies of all kinds, in each case whether partially used, or held in reserve for future use in connection with the maintenance or operation of the Owned Real Property, which are on hand as of the Effective Date, excluding normal depletion and restocking.

“Development Agreement” shall mean that certain Development Agreement effective June 25, 2012, by and among the Company, MSG Holdings, and the City.

“Development Agreement Guarantor Release” shall mean that certain Consent to Release of Guarantor under Development Agreement by and among the Company, MSG Holdings, Buyer, and the City, the form of which is attached hereto as Exhibit J.

“Dual-Control Account” means an account administered by the Dual-Control Account Administrator, under which any transfers to or from such account shall require the consent of both Buyer and Seller, or their applicable designees, pursuant to an account agreement substantially in the form attached hereto as Exhibit N.

“Dual-Control Account Administrator” means Goldman Sachs & Co. LLC (or an Affiliate thereof).

“EIR” means that certain Draft Environmental Impact Report for the Inglewood Basketball and Entertainment Center, issued by the City on December 27, 2019, relating to the Buyer Arena Project, together with any response to comments, final Environmental Impact Report, findings, statement of overriding considerations, and addenda associated therewith.

“Employee Plans” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, and each and every other written, unwritten, formal or informal plan, agreement, program, policy or other arrangement involving direct or indirect compensation (other than workers’ compensation, unemployment compensation and other government programs), employment, severance, life insurance, flexible spending account, consulting, disability benefits, medical benefits, vision benefits, dental benefits, other health benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, employee stock ownership, share purchase, other forms of incentive compensation, post-retirement insurance benefits, or other benefits, (i) entered into, maintained or contributed to by the Company, Seller or any of their respective Subsidiaries or parent companies or with respect to which the Company, Seller or any of their respective Subsidiaries or parent companies has or may in the future have any liability (contingent or otherwise), and (ii) covers or has covered any current or former employees of the Company.

“Endorsements” means such customarily obtained endorsements as are reasonably acceptable to Buyer, which shall include, without limitation, the following: (1) ALTA 8.2-06 (Environmental Lien Protection); (2) ALTA 9.2-06 (CC&Rs); (3) ALTA 17-06 (Direct access and entry to public streets (Manchester Boulevard, Prairie Avenue, Pincay Drive and Kareem Court)); (4) ALTA 17.2-06 (Utility Facilities); (5) ALTA 18-06 (Separate Tax Parcel); (6)

ALTA 22-06 (Location); (7) ALTA 25-06 (Land same as on survey); (8) ALTA 26-06 (Legally created parcel); (9) ALTA 28-06; (10) ALTA 28.1-06 (Boundaries and Easements); (11) ALTA 35.1-06 (Minerals and Other Subsurface Substances); (12) ALTA 39-06 (Policy Authentication); (13) ALTA 41.1-06 (Water Rights); (14) Special (Deletion of Arbitration); and (15) non-imputation.

“Entitlement Counsel Letter” means the side letter delivered from Seller’s counsel to Buyer in the form mutually approved by Buyer and Seller.

“Environmental Laws” means any Laws of any Governmental Authority relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Environmental Permits” means all Permits under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is (or at any relevant time was) a member of a “controlled group of corporations” with or under “common control” with the Company as defined in Section 414(b) or (c) of the Code or that is otherwise (or at any relevant time was) required to be treated, together with Seller, or as the case may be, as a single employer under Sections 414(m) or (o) of the Code.

“Escrow Agent” means First American Title Insurance Company.

“Event Revenues” means, as to any Person, all revenues and other amounts received by or credited to such Person, including all, ticket sales, deposits, rent, Ticketmaster rebates, facility charges, commissions, sponsorship payments or related allocations, and other similar amounts (net of any fees paid to Ticketmaster), and related to the events in the Building.

“Filing Rules” means the rules or regulations of any securities trading exchange (including NYSE) and the U.S. Securities and Exchange Commission.

“Final Closing Purchase Price Amount” means an amount equal to (1) the Purchase Price, less (2) the Casualty Credit (if any), plus (3) the Final Closing Cash (other than cash retained by the Company pursuant to Section 1.4(b)(iii)), plus or less, as applicable pursuant to Section 1.4 hereof, (4) the Final Prorated Items and the Final Event Amounts, less (5) the Final Indebtedness, less (6) the Final Accrued Vacation Expense, less (7) the Local Pension Plan Adjustment.

“Forum Acquisition Date” means the date on which the Company acquired the Owned Real Property.

“Fraud” means, with respect to any Party, a willful and knowing fraud, with the intent to deceive and mislead, including regarding the representations and warranties of such Party.

“GAAP” means United States generally accepted accounting principles and practices, consistently applied, as in effect on the Effective Date.

“Government Litigants” has the meaning set forth on Schedule 5.11.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Substances” means: (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, CERCLA), the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other pollutant or contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Improvements” means the Building, and any other buildings, structures (surface and sub-surface), parking lots, utility and service lines, pipe lines and facilities (whether above or below grade), including all fixtures as shall constitute real property, located on the Owned Real Property.

“Indebtedness” means, as of any particular time and without duplication, (a) the principal, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of the Company for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable (including any notes, debentures, bonds or other similar instruments), (b) the amount of all liabilities and obligations (including unpaid interest, fees or expenses and other monetary obligation) under leases of the Company required to be capitalized in accordance with GAAP, (c) any indebtedness and liabilities and related costs or obligations of the Company under any interest rate protection agreements, foreign currency exchange agreements, forward contracts or other interest, hedging or swap agreements; and (d) all liabilities and obligations in the nature of guarantees by the Company of the obligations of other Persons described in clauses (a) through (c). Notwithstanding the foregoing, Indebtedness shall not include (A) payables incurred in the ordinary course of business, (B) the City Development Loan, provided, that the Company is in compliance with the material terms and conditions of the Development Loan such that it remains eligible for annual forgiveness, or (C) any amounts included in the computation of the Prorated Items or Event Amounts.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks, logos and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, social media account or user names, including social media handles, trade dress and similar rights and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, works, data or data base rights and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“Inventory” means all inventory, including Consumables, concession stand packaged goods, raw and packing materials, work-in-progress, finished goods, supplies, parts and similar items owned by the Company.

“IRATE” means the Inglewood community group “Inglewood Residents Against Takings and Evictions”

“knowledge” means (a) with respect to Seller or the Company, the actual knowledge of Gokay Urenay, Abiskar Mitra, Marc Schoenfeld, Eric Fisher, Grace Kaminer or Lawrence Burian after reasonable due inquiry of such person’s direct reports (with no obligation as to any other third party inquiry or investigation), and (b) with respect to Buyer, the actual knowledge of Dennis Wong, Brandt Vaughan, Angela Trindle, or Gillian Zucker, after reasonable due inquiry of such person’s direct reports (with no obligation as to any other third party inquiry or investigation).

“Latham” means Latham & Watkins LLP.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority.

“Lien” means any charge, claim, limitation, condition, encumbrance, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Liquid Assets” means, with respect to any Person, the following assets of such Person which may be converted to cash by sale or other means within five (5) days: (i) cash; (ii) demand deposits, certificates of deposit or similar banking arrangements held in the United States where either (a) such deposits or other arrangements are held with banks or other financial institutions which have capital and surplus of not less than $100,000,000 or (b) such deposits are fully FDIC-insured; (iii) direct obligations of the United States of America in the form of United States Treasury obligations or any governmental agency or instrumentality whose obligations constitute full faith and credit obligations of the United States of America and which are regularly traded on a public market or exchange; (iv) commercial paper rated Prime-1 by Moody’s Investor Services, Inc. or A-1 by Standard & Poor’s Global Ratings; (v) bonds and other fixed income instruments (including tax-exempt bonds) from companies or public entities rated investment grade by one of the rating agencies described in clause (iv), and mutual funds that invest substantially all of their assets in such bonds and other fixed income instruments, either owned directly or managed by (x) any nationally recognized investment advisor or (y) any investment advisor which has assets under management in excess of $250,000,000; (vi) common or preferred stock which (A) is traded on a U.S. national stock exchange, (B) is issued by a company with a market capitalization, as of the close of the most recent trading day, of at least $500,000,000, (C) has, as of the close of the most recent trading day, a per share price of at least $15, and (D) is not subject to any restriction or limitation by applicable laws or agreements governing the sale, transfer or other disposition thereof in the public market; and (vii) mutual funds or money market funds that invest substantially all of their assets in instruments described in clauses (i) through (vi) and which are quoted in the Wall Street Journal or Barron’s.

“Local 33 401(k) Plan” means the I.A.T.S.E., Local 33 401(k) Plan that is required to be contributed to by the Company for certain of its union employees pursuant to the Local 33 CBA.

“Local 33 CBA” means the Collective Bargaining Agreement (The Forum Contract), dated July 1, 2019, by and between the Company and Local 33, International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and Allied Crafts of the United States and Canada.

“Local 33 Pension Plan” means the I.A.T.S.E., Local 33 Pension Plan that is required to be contributed to by the Company for certain of its union employees pursuant to the Local 33 CBA.

“Local Pension Plan Adjustment” means either (a) an amount equal to two million eight hundred thousand dollars ($2,800,000), or (b) if elected by Seller, the estimated amount that would be the Company’s withdrawal liability if the Company withdrew from the Local 33 Pension Plan in a complete withdrawal as of the date of this Agreement, with such estimated amount determined as set forth below. If Seller elects that the Local Pension Plan Adjustment is the amount determined under clause (b):

(i) Seller shall notify Buyer in writing of Seller’s election within ten (10) days of the date of this Agreement;

(ii) The estimated amount described in clause (b) shall be the estimate provided by the Local 33 Pension Plan pursuant to Section 101(l) of ERISA. Buyer and Seller shall (as applicable) promptly cause the Company to request (pursuant to ERISA Section 101(l)) that the Local 33 Pension Plan provide the estimated amount that would be the Company’s withdrawal liability if the Company withdrew from the Local 33 Pension Plan in a complete withdrawal as of the date of this Agreement. Buyer and

Seller shall (as applicable) cause the Company to provide any information reasonably requested by the Local 33 Pension Plan in connection with such request. If necessary or appropriate to obtain such estimate, Buyer shall, following the Closing, cause the Company in calendar 2021 to repeat its request for such estimate. Upon receipt of such estimate, the Company shall provide such estimate to the Buyer and Seller;

(iii) If the estimate described in clause (ii) is not provided by the Local 33 Pension Plan at least three (3) days prior to the Closing Date, then an interim Local Pension Plan Adjustment in the amount of two million eight hundred thousand dollars ($2,800,000) will be applied upon the Closing. Within ten (10) days of the date the estimate described in clause (ii) is provided by the Local 33 Pension Plan, the parties shall true up the interim Local Pension Plan Adjustment. Thus, if the amount of the estimate provided by the Local 33 Pension Plan exceeds two million eight hundred thousand dollars ($2,800,000), the Seller and Seller Parent shall pay such excess to the Buyer, and the if the amount of the estimate provided by the Local 33 Pension Plan is less than two million eight hundred thousand dollars ($2,800,000), the Buyer shall refund the difference to the Seller.

“Local Pension Plan Liabilities” means any and all liabilities resulting from a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA.

“Losses” means any and all direct and actual losses, damages, liabilities, deficiencies, claims, interest, awards, Taxes, judgments, penalties, costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees, costs and other expenses); provided, however, that “Losses” will not include any punitive, special, incidental, consequential, exemplary, diminution in value, damages based on a multiplier or similar concept, loss of future revenue, income or profits, loss of business reputation or opportunity, or like damages or claims except to the extent actually paid by any Person to a Third Party in accordance with the terms of this Agreement and provided that the foregoing exclusions will not prevent a party from receiving attorneys’ fees and expenses in accordance with the terms of this Agreement or any Ancillary Agreement.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts first occurring after the Effective Date that has a material adverse effect on (a) the Company or the assets, liabilities, results of operations and financial condition thereof, taken as a whole, or (b) Seller’s ability to consummate the Transactions; provided, that any such event, change, circumstance, occurrence, effect or state of facts resulting from any of the following, individually or in the aggregate, will not be considered when determining whether a Material Adverse Effect has occurred for purposes of clause (a) above: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any general change in the industry in which the Company or the Business operates, including increases in energy, electricity, raw material or other operating costs, (iii) any change in Laws or accounting standards, or the enforcement or interpretation thereof, applicable to the Company or the Business, (iv) conditions in jurisdictions in which the Company operates, including epidemics, pandemics or disease outbreaks (including the COVID-19 virus), hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (v) any change resulting from the permitted announcement of the execution of this Agreement, including any such change relating to the identity of, or facts and circumstances relating to, Buyer and including any actions by customers, suppliers or personnel, (vi) any action taken by Buyer and any of its Affiliates or Representatives acting on Buyer’s behalf (other than enforcing Buyer’s rights under this Agreement), (vii) any hurricane, flood, tornado, earthquake or other natural disaster, (viii) any actions expressly required to be taken or omitted pursuant to this Agreement or the Ancillary Agreements or taken with Buyer’s written consent, (ix) the failure in and of itself of the achievement of any financial projections or forecasts (but not the underlying cause of such failure), (x) events, changes, circumstances, occurrences, effects or state of facts related to the stadium and entertainment complex currently known as SoFi Stadium or the Hollywood Park mixed use development, including the planning, construction or operation thereof, or (xi) any action taken, or failure to take or material delay in taking any action, by the City, the Mayor of Inglewood or any agency controlled by any of the foregoing; provided that any adverse effects resulting from matters described in any of the foregoing clauses (i), (ii), (iii), (iv) or (vii) may be taken into account in determining whether there is or has been a Material Adverse Effect to the extent, and only to the extent, that they have a disproportionate effect on the Business relative to other participants in the industries or geographies in which the Business operates.

“Mayor” means James T. Butts, as an individual in his personal capacity and in his representative capacity as the Mayor of the City of Inglewood.

“MSG Holdings” means MSGN Holdings, L.P., a Delaware limited partnership (formerly known as MSG Holdings, L.P.).

“Murphy’s Bowl” means Murphy’s Bowl LLC, a Delaware limited liability company.

“Net Worth” means, with respect to any Person, the gross fair market value of such Person’s assets (excluding goodwill, patents, trademarks, copyrights, trade names, start-up costs, non-compete covenants and other like intangibles) less the total liabilities of such Person.

“Non-Disparagement Agreement” means that certain Non-Disparagement Agreement entered into concurrently with this Agreement, among Seller Parent, Murphy’s Bowl, Buyer and Buyer Parent.

“Non-Solicitation Agreement” means that certain Non-Solicitation Agreement dated as of February 21, 2020, among Seller Parent, the Company, Buyer, Murphy’s Bowl, and Buyer Parent.

“Operating Equipment” means all equipment including lighting, cabling, sound equipment, glassware, uniforms and other property held in use or held in reserve storage for future use in connection with the operation of the Building, subject to such depletion and restocking as shall be made in the normal course of business.

“OVG Non-Solicitation Agreement” means that certain Non-Solicitation Agreement, substantially in the form attached hereto as Exhibit L-2, by Oak View Group, LLC in favor of the Company.

“Owned Real Property” means the real property owned by the Company and described on Exhibit B and Exhibit B-1, including the Improvements and all other structures, fixtures and improvements located thereon.

“Owner Participation Agreement” shall mean that certain Owner Participation Agreement dated June 30, 2012, by and among the Company, MSG Holdings, and the City.

“Permitted Exceptions” means, regardless of whether Buyer disapproves of them: (i) those exceptions accepted or approved or deemed approved by Buyer pursuant to Section 1.6(a) or Section 1.6(b), (ii) installments of real estate taxes, assessments and similar government charges, and water and sewer charges not due and payable as of the Closing Date (subject to apportionment at the Closing), (iii) all applicable Laws of Government Authorities having jurisdiction over the Owned Real Property, (iv) all matters approved in writing by or created by or on behalf of Buyer, (v) all agreements or documents with any Governmental Authority regarding the development, modification, use or operation of the Owned Real Property or any Improvements thereon or activities therein, (vi) standard form exceptions and exclusions set forth in the jacket of the Owner’s Title Policy, (vii) any Lien securing the City Development Loan, (viii) utility easements for utilities serving the Owned Real Property or any Improvements thereon, (ix) public streets or sidewalks that may encroach onto the Owned Real Property, (ix) all written commitments, leases or other agreements for events in the Building occurring on or after the Closing Date that either are listed on the Booking Calendar or approved in writing by Buyer prior to Closing, and (x) all other items or matters specified as or expressly deemed to be Permitted Exceptions in this Agreement.

“Permitted Liens” mean, as applicable, (i) any Lien for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) inchoate statutory Liens of landlord and workers’, carriers’, materialmen’s, suppliers’ and mechanics’ or other like Liens for which no Lien or claim of Lien has been filed for record, and which arises out of liabilities incurred in the ordinary course of business in connection with the operation of the Building which are not delinquent for a period of more than thirty (30) days, (iii) Liens created by or through Buyer, (iv) Liens securing the City Development Loan and (v) Liens created solely pursuant to this Agreement.

“Permits” means all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations issued to, or required to be obtained or maintained by, the Company by a Governmental Authority with respect to the conduct or operation of the Business as currently conducted, and all pending applications therefor and amendments, modifications and renewals thereof including preliminary, final and proposed drawings (including “as-built” drawings), plans and specifications, surveys and certificates of occupancy, together with any and all permanent and temporary licenses and permits (including, without limitation, dedications, subdivision maps or plats, authorizations, and entitlements issued, approved or granted by any Governmental Authority, together with any and all development rights and other intangible rights, titles, interests and privileges and appurtenances thereto), in each case pertaining to property management, real estate taxes, assessments, insurance, maintenance, renovations, repairs, capital improvements, operation and/or services relating to all or any portion of the assets of the Company (including the Owned Real Property) or the Business, including those necessary for the sale and on-premises consumption of food, liquor and other alcoholic beverages.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Property” means all Tangible Personal Property, Improvements, Operating Equipment, art works, photographs, recordings (including master recordings), historic artifacts or memorabilia, rolling stock, tools, office supplies, vehicles and other tangible personal property owned or leased by the Company.

“Plan Sponsor” means any Seller, Seller Parent, or Affiliate of any Seller or Seller Parent which sponsors an Employee Plan in which employees of the Company participate or have participated.

“Post-Closing Events” means all events in the Building occurring on or after the Closing Date.

“Post-Closing Liabilities” means all liabilities and obligations of the Company or of the Business of any kind, character or description whatsoever, whether direct or indirect, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, arising from or related to the use, operation or ownership, on and following the Closing Date, of the Owned Real Property and other assets of the Company and the Business (other than (a) the Buyer Environmental Liabilities, (b) the Seller Environmental Liabilities, (c) Post-Closing Taxes or (d) as otherwise provided in this Agreement).

“Post-Closing Taxes” means any Taxes imposed on or with respect to the Company or its Business or assets for any Post-Closing Tax Period, determined in accordance with Section 6.1, and any other taxable period beginning on or after the Closing Date.

“Pre-Closing Events” means all events in the Building occurring prior to the Closing Date.

“Pre-Closing Liabilities” means any Third Party Claim brought against Buyer or the Company (including indemnification claims made in respect of pre-Closing periods under the Ticketmaster Joinder Documents) to the extent arising from or related to the use, operation or ownership, prior to the Closing Date, of the Owned Real Property, the other assets of the Company and the Business (other than (a) the Buyer Environmental Liabilities, (b) the Seller Environmental Liabilities, (c) in respect of any Owned Real Property Claims, (d) any Pre-Closing Taxes, (e) any Local Pension Plan Liabilities, (f) in respect of any Specified Trigger Events, (g) as set forth in Section 10.1, Section 10.2, Section 10.3 or Section 10.4 or (h) as otherwise provided in this Agreement).

“Pre-Closing Taxes” means (a) any liability for Taxes imposed on, or otherwise payable by, Seller for any taxable period, (b) any liability for Taxes imposed on, or otherwise payable by, the Company for any taxable period (or portion thereof) ending on or prior to the day before the Closing Date, including Taxes allocated to such period pursuant to Section 6.1 (c) any liability for Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law, (d) any liability for Taxes of any Person imposed on the Company for any period as a transferee or successor in respect of a transaction occurring on or before the Closing Date, by law, contract, or otherwise (other than commercial contracts entered into in the ordinary course of business that do not relate primarily to Taxes), and (e) any liability for Taxes imposed on, or otherwise payable by, Buyer or any of its Affiliates with respect to Pre-Closing Event Revenues received by the Company, Buyer or any of their Affiliates on or after the Closing Date, to the extent not taken into account in the determination of the Purchase Price (as finally determined pursuant to Section 1.5).

“Refund Termination Event” means, prior to the Closing Date, any of the following: (a) the termination of this Agreement pursuant to Section 9.1(a)(iv) due to the failure to occur of the conditions to Closing set forth in Section 7.1(a), Section 7.1(b), or Section 7.1(c), (b) the termination of this Agreement by Buyer pursuant to Section 9.1(a)(ii) due solely to a material breach of, or default under, this Agreement by Seller, Seller Parent or the Company that results in a Material Adverse Effect and has not been cured after the giving of all notices and the expiration of any cure periods applicable thereto (and if no such notice or cure period is provided, expiration of a reasonable period to cure such item if such item is susceptible of cure), (c) the termination of this Agreement by Buyer pursuant to Section 9.1(a)(vi) following a Material Casualty Event, (d) a termination of this Agreement by Buyer pursuant to Section 1.6 if such section provides for return of the Initial Payment to Buyer, (e) a termination of this Agreement by Buyer pursuant to Section 9.1(a)(vii) following the occurrence of a Specified Trigger Event, (f) a termination of this Agreement by either party pursuant to Section 9.1(a)(v) or (g) a mutual termination of this Agreement pursuant to Section 9.1(a)(i); provided, in each case other than Section 9.1(a)(vii), that Buyer is not then in material breach or default of any of the provisions of this Agreement.

“Release” has the meaning set forth in Section 101(22) of CERCLA.

“Representative” with respect to any specified Person, means its officers, directors, principals, employees, advisors, auditors, agents, bankers and other representatives.

“Seller Group Members” means, collectively, the members, partners, Representatives, related entities, Affiliates, successors and assigns of Seller.

“Seller Environmental Liabilities” means any Third Party Claim brought against Buyer or the Company pursuant to any Environmental Law in effect as of the Effective Date to the extent arising from or related to any action, event, circumstance or condition that first occurred between the Forum Acquisition Date and the Closing and either (i) known to Seller but not disclosed to Buyer on Schedule 3.13, or (ii) created by or related to the operations of the Company or an Affiliate of the Company at any time during the period the Company owned the Owned Real Property, except (x) to the extent any such Third Party Claim arises from or is related to any change that occurs after the Closing to (A) the land use or zoning of the Owned Real Property, (B) the nature of the Business, (C) the use or permitted use of the Owned Real Property, (D) the physical condition of to the Owned Real Property, including but not limited to any modification, construction, excavation, demolition or other physical changes to the Owned Real Property or (E) the activities conducted at the Owned Real Property, or (y) as set forth in Section 10.1, Section 10.2, Section 10.3 or Section 10.4.

“Specified Trigger Event” means Seller, Seller Parent, or Company (prior to Closing) or any Affiliate undertakes any of the following actions:

(a) Commenting or testifying, or funding, retaining (with or without compensation), organizing or requesting a third party for the purposes of, and such party does comment or testify, in opposition to the Buyer Arena Project in public hearings or public meetings by a Governmental Authority.

(b) Challenging in an administrative or judicial proceeding compliance by the Buyer Arena Project with CEQA Section 21168.6.8 et seq or providing the Buyer Arena Project Materials, including any drafts of such Buyer Arena Project Materials, to any third party who challenges in an administrative or judicial proceeding compliance by the Buyer Arena Project with CEQA Section 21168.6.8 et seq.

(c) Filing with the City comments on the EIR for the Buyer Arena Project or providing the Buyer Arena Project Materials, including any drafts of such Buyer Arena Project Materials, to any third party who files with the City comments on the EIR in opposition of the Buyer Arena Project.

(d) Filing an administrative or judicial proceeding to challenge the validity, sufficiency, or legality of, or otherwise to modify or oppose through an administrative or judicial proceeding, the Buyer Arena Project or any approval by a Governmental Authority for the Buyer Arena Project.

(e) Filing, or providing to a third party who files, or if such third party provides it to another third party who files (unless the first party was directed not to do so by Seller, Seller Parent or Company), the Buyer Arena Project Materials, including any drafts of such Buyer Arena Project Materials, with any Governmental Authority.

(f) Opposing in an administrative or judicial proceeding the certification of the Final Environmental Impact Report and/or any Governmental Authority’s approvals for the Buyer Arena Project.

(g) Filing, or funding, requesting or organizing any third party to file, a voter referendum or voter initiative in the City to overturn the City’s approval of the construction of the Buyer Arena Project.

(h) Filing, or funding or requesting or organizing any third party to file, a lawsuit challenging the Final Environmental Impact Report and/or any approvals by a Governmental Authority for the Buyer Arena Project.

For purposes of this “Specified Trigger Event” definition:

(a) Buyer Arena Project Materials includes all comment letters, technical studies or reports (including drafts thereof) on the EIR and/or in connection with any Governmental Authority’s approvals for the Buyer Arena Project prepared by Seller, Seller Parent, the Company (prior to Closing), Consultants, and Attorneys, and/or any other party retained by Seller, Seller Parent or the Company (prior to Closing);

(b) No action of a third party, including without limitation Consultants and Attorneys, shall constitute a Specified Trigger Event unless such action is expressly directed by Seller, Seller Parent or Company (prior to Closing); and

(c) If any release of Buyer Arena Project Materials or any related action is required by a court order such release is not a Specified Trigger Event. If a third-party seeks release of Buyer Arena Project Materials (whether by deposition, interrogatory, request for documents, subpoena, civil investigation demand or similar process), Seller, Seller Parent and Company will comply with Section 10.25(e) of this Agreement.

(d) No action by Seller, Seller Parent or Company taken or made in compliance with the terms and conditions of the Tri Party Agreement shall be a Specified Trigger Event.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Taking” means any transfer of the Owned Real Property or any portion thereof to a Governmental Authority or other party with appropriate authority, by exercise of the power of eminent domain.

“Tangible Personal Property” means all furniture, furnishings, fittings, chairs, desks, computer hardware (including computer monitors and point-of-sale hardware), equipment (including telecommunications equipment), machinery, telephones, facsimile machines, apparatus, signage, appliances, draperies, carpeting, and other articles of tangible personal property now located on the Owned Real Property and/or used primarily in connection with the Business (excluding Inventory, Operating Equipment and Improvements).

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, parking, ticket, personal property, escheat, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes, including any interest, penalty, or addition thereto, in each case whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Return” means any report, return, form (including elections, declarations, statements, amendments, claims for refund, schedules, information returns or attachments thereto) or other information supplied or required to be supplied to a Governmental Authority with respect to Taxes.

“Ticketmaster Agreement” means that certain Ticketmaster-MSG Ticketing and Sponsorship Agreement entered into February 21, 2019 to be effective as of July 1, 2017, between Seller Parent and Ticketmaster L.L.C., as amended, restated or otherwise modified to the date hereof.

“Ticketmaster Joinder Agreement” means that certain Joinder Agreement dated as of March 13, 2020, among Seller Parent, the Company and certain other parties thereto, relating to the Ticketmaster Agreement.

“Ticketmaster Joinder Documents” means, collectively, the Ticketmaster Joinder Agreement and the Ticketmaster Letter Agreement.

“Ticketmaster Letter Agreement” means that certain Letter Agreement dated as of March 24, 2020, between Seller Parent and the Company relating to the Joinder Agreement.

“Title Insurer” means First American Title Insurance Company.

“Tri-Party Agreement” means that certain Tri-Party Agreement entered into concurrently with this Agreement, by and among the Company, Seller Parent, Murphy’s Bowl, and the City.

Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

401(k) Plan	3.7(j)
ABC	5.19
Affiliate Arrangements	10.26
Agreement	Preamble
Aggregate Cap	8.5(a)
Assignment and Assumption Agreement	1.3(c)(i)
Auditor	1.5(b)
Basket	8.5(b)
Buyer	Preamble
Buyer Indemnified Parties	8.2
Buyer Obligations	10.24(a)
Buyer Parent	Preamble
Buyer Post-Closing Event Costs	1.4(c)
Buyer’s Share of TIC	1.3(c)(v)
Casualty Credit	9.3(a)
Closing	1.3(a)
Closing Cash	1.4(d)
Closing Date	1.3(a)
Closing Instructions	1.3(c)(v)

Company	Preamble
Competing Arena	3.15
Confidential Information	5.6(a)
Covered Persons	5.13(a)
Determination Date	1.5(b)
Disapproved Exceptions	1.6(b)
Dispute Notice	1.5(b)
Disputed Items	1.5(b)
Effective Date	Preamble
Escrow Funds	11.3
Estimated Accrued Vacation Expense	1.4(a)
Estimated Closing Cash	1.4(a)
Estimated Closing Purchase Price Amount	1.2(b)(iv)
Estimated Closing Report	1.4(a)
Estimated Event Amounts	1.4(a)
Estimated Indebtedness	1.4(a)
Estimated Prorated Items	1.4(a)
Event Amounts	1.4(c)
Excluded Documentation	5.2
Final Accrued Vacation Expense	1.5(a)
Final Closing Cash	1.5(a)
Final Event Amounts	1.5(a)
Final Indebtedness	1.5(a)
Final Prorated Items	1.5(a)
Fundamental Basket	8.5(b)
Fundamental Representations	8.1(a)
Funds Notice	11.2
General Basket	8.5(b)
Guarantor Releases	5.10
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Initial Payment	1.2(b)(i)
Initial Stay Expiration Date	5.11
Insured Obligations	5.10
Inter-Party Claim	8.4(c)
Litigation Stays	5.11
Material Casualty Event	9.3
Material Contract	3.14
Membership Interests	Recital B
Natural Hazard Expert	3.8(b)
Natural Hazard Expert Report	3.8(b)
Outside Closing Date	1.3(a)
Owned Real Property Claims	10.4
Owner’s Affidavit	1.3(c)(v)
Owner’s Title Policy	1.3(c)(v)
Party	Preamble

Post-Closing Event Revenues	1.4(c)
Post-Closing Report	1.5(a)
Post-Closing Tax Period	6.1(a)
Pre-Closing Event Revenues	1.4(c)
Pre-Closing Tax Period	6.1(a)
Proforma	1.6(a)
Proforma Supplement	1.6(b)
Projections	10.3(b)
Prorated Items	1.4(b)
Purchase Price	1.5(a)
Purchase Price Adjustment Amount	1.5(c)
R&W Cap	8.5(a)
Required Permits	3.5(b)
Selected Financials	3.4
Seller	Preamble
Seller Casualty Contribution	8.3(a)
Seller Indemnified Parties	8.3
Seller Obligations	10.24(b)
Seller Parent	Preamble
Seller Post-Closing Event Costs	1.4(c)
Seller’s Share of TIC	1.3(c)(v)
Settlement and Release Agreement	1.3(c)(viii)
Shortfall Amount	1.3(f)
Specified Litigations	5.11
Sponsorship Allocation Agreements	1.3(c)(ix)
Straddle Period	6.1(a)
Tax Contest	6.4
Third Party Claim	8.4(a)
Title Insurance Costs	1.3(c)(v)
Transactions	Recital C
Transfer Taxes	6.6
Transferred Employees	5.8(a)
Transition Services Agreement	1.3(c)(vii)
Unresolved Items	1.5(b)

The following schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC.

Exhibits
Exhibit B	Owned Real Property
Exhibit B-1	Legal Description
Exhibit C	Form of Assignment and Assumption Agreement
Exhibits D-1/2	Forms of Non-Foreign Certification
Exhibit E-1	Form of Closing Instructions
Exhibit E-2	Form of City Closing Instructions
Exhibit F-1	Form of Owner’s Affidavit
Exhibit F-2	Non-Imputation Affidavit
Exhibit G	Form of Transition Services Agreement
Exhibit H	Form of Settlement and Release Agreement
Exhibit I-1/2/3	Form of Sponsorship Allocation Agreements
Exhibit J	Form of Development Agreement Guarantor Release
Exhibit K-1	Form of Seller Closing Certificate
Exhibit K-2	Form of Buyer Closing Certificate
Exhibit L-1	Form of Azoff Non-Solicitation Agreement
Exhibit L-2	Form of OVG Non-Solicitation Agreement
Exhibit M	Proforma Owner’s Policy of Title Insurance
Exhibit N	Dual-Control Account Agreement

Schedules
Schedule 1.4	Affiliate Contracts
Schedule 2.5	Litigation
Schedule 3.3	No Conflict; Required Filings and Consents
Schedule 3.4	Selected Financials
Schedule 3.5(b)	Required Permits
Schedule 3.6	Litigation
Schedule 3.7	Labor and Employment; Employee Plans
Schedule 3.8(a)	Contracts Affecting Owned Real Property
Schedule 3.8(b)	Natural Hazard Expert Report
Schedule 3.9	Personal Property Liens
Schedule 3.10	Company Intellectual Property
Schedule 3.11	Booking Calendar
Schedule 3.13	Environmental Matters
Schedule 3.14	Material Contracts
Schedule 3.15	Other Arenas
Schedule 3.16	Affiliate Interests and Transactions
Schedule 3.17	Brokers
Schedule 3.20	Bank Accounts
Schedule 5.1	Conduct Prior to the Closing
Schedule 5.8	Employee Matters
Schedule 5.11	Specified Litigations
Schedule 5.20	Cooperation with Litigation

Schedule 5.21	Photographs and Videos
Schedule 5.22	Certain Agreements
Schedule 10.25	Buyer Arena Materials
Schedule A	Business Employees